As filed with the Securities and Exchange Commission
                            on October 10, 2001

                        Registration Nos.: 333-20891
                                  811-8039


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20546

                                 FORM N-1A


         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 X
                                    ----
                      Pre-Effective Amendment No. [ ]
                      Post-Effective Amendment No. 14
                                    ----

                                   and/or

     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 X
                                    ----
                              Amendment No. 15
                                    ----


                             THIRD AVENUE TRUST
                                ------------
             (Exact name of Registrant as Specified in Charter)

              767 Third Avenue, New York, New York 10017-2023
                         --------------------------
        (Address of Principal Executive Offices including Zip Code)

                  (toll-free) (800)443-1021, (212)888-5222
                        ---------------------------
            (Registrant's Telephone Number, including Area Code)

                  Please send copies of communications to:

       David M. Barse                           Richard T. Prins, Esq.
      767 Third Avenue                 Skadden, Arps, Slate, Meagher & Flom LLP
New York, New York 10017-2023          4 Times Square, New York, NY 10036-6522

                  (Name and Address of Agent for Service)


It is proposed that this filing will become effective:

[X]   75 days after filing pursuant to paragraph (a)(2) of Rule 485



                             [Graphic Omitted]

                   THIRD AVENUE INTERNATIONAL VALUE FUND


                                 PROSPECTUS
                                 ==========


                              JANUARY 1, 2002

As with all mutual funds, the Securities and Exchange Commission ("SEC") has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



         The Third Avenue Trust currently consists of four investment portfolios or "series." This prospectus relates to the Third Avenue International Value Fund, one series of the Third Avenue Trust.



TABLE OF CONTENTS
================================================================================

           ABOUT THE FUND                                       ___
                    General
                    Investment Philosophy
                    Who May Want to Invest

           THIRD AVENUE INTERNATIONAL VALUE FUND                ___
                    Objective and Approach
                    Past Performance
                    Main Risks
                    Expenses

           MANAGEMENT OF THE FUND                               ___

           HOW TO PURCHASE SHARES                               ___

           HOW TO REDEEM SHARES                                 ___

           HOW TO EXCHANGE SHARES                               ___

           DIVIDENDS, CAPITAL GAIN DISTRIBUTIONS & TAXES        ___

           SHAREHOLDER SERVICES                                 ___


ABOUT THE FUND
================================================================================

GENERAL

INVESTMENT PHILOSOPHY OF THIRD AVENUE INTERNATIONAL VALUE FUND


The Fund adheres to a strict value discipline in selecting securities. This means seeking securities whose prices are low in relation to what the Fund's Adviser believes are the true value of the securities. The Fund's Adviser believes this both lowers risk and increases appreciation potential. The Fund identifies investment opportunities through intensive research of individual companies and generally ignores general stock market conditions and other macro factors. For these reasons, the Fund may seek investments in the securities of companies in industries that are temporarily depressed. The Fund follows a strategy of "buy and hold." The Fund will generally sell an investment only when there has been a fundamental change in the business or capital structure of the company which significantly affects the investment's inherent value or when the Adviser believes that the market value of an investment is overpriced relative to its intrinsic value.

The Fund is non-diversified. This generally means that the Fund will have fewer investments than diversified mutual funds of comparable size. Non-diversified funds can be more volatile than diversified funds. When the Fund's Adviser believes that a temporary defensive posture is appropriate, the Fund may hold all or a portion of its assets in short-term U.S. Government obligations, cash or cash equivalents. This does not constitute a change in the Fund's investment objective, but could prevent it from achieving its objective.


WHO MAY WANT TO INVEST

The Fund may be appropriate for investors seeking long-term capital appreciation.



THIRD AVENUE INTERNATIONAL VALUE FUND
================================================================================

OBJECTIVE AND APPROACH

The Fund seeks long-term capital appreciation. The Fund will achieve its objective by acquiring equity and debt securities of well-financed companies located outside of the United States. While the Fund may invest in companies located anywhere in the world, it currently expects that most of its assets will be invested in the more developed countries, and at least 80% of its assets will be invested in securities of issuers located outside of the United States. When selecting investments for the Fund, the Adviser will attempt to find securities that trade at a substantial discount to the Adviser's estimate of the issuing company's private market value or liquidation value. The Fund may invest in securities of companies of any capitalization, including, from time to time, smaller capitalization companies.

PAST PERFORMANCE

The Fund is newly organized. Accordingly, as of the date of this prospectus, the Fund did not have any performance information.

-------------
FUND CODES
Ticker
-------------

Cusip

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MAIN RISKS

Prices of securities (and stocks in particular) have historically fluctuated. The value of the Fund will similarly fluctuate and you could lose money. The Fund frequently finds value in industries that are temporarily depressed. The prices of securities in these industries may tend to go down more than those of companies in other areas. The Fund invests in smaller companies whose securities tend to be more volatile and less liquid than securities of larger companies.

The market value of debt securities is affected by changes in prevailing interest rates and the perceived credit quality of the issuer. When prevailing interest rates fall or perceived credit quality is increased, the market values of debt securities generally rise. Conversely, when interest rates rise or perceived credit quality is lowered, the market values of debt securities generally decline. The magnitude of these fluctuations will be greater when the average maturity of the Fund securities is longer.

In addition to general market risks, foreign securities may be subject to different risks than investments in U.S. securities. An investment in a foreign company may be affected by different developments, including political, social, economic or other developments that are unique to that market. Therefore, the prices of foreign securities may, at times, move in a different direction than those of U.S. securities. From time to time, foreign capital markets may exhibit more volatility than those in the U.S.

The Fund's investments are usually denominated in the currencies of the countries in which they are traded. As a result, the Fund may be affected by the changes in the value of foreign currencies in relation to the U.S. dollar. The value of a foreign currency may change in response to events that do not affect the value of the investment in the currency's home country. The Adviser may invest in certain instruments, such as derivatives, and may use certain techniques, such as hedging, to manage currency risk. However, the Adviser can not guarantee that it will be practical to hedge these risks in certain markets or conditions or that it will succeed in doing so.

EXPENSES

This table estimates the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment):

Maximum Redemption Fee (as a percentage of amount redeemed)   2.00%*
Maximum Exchange Fee                                          2.00%*

Annual Operating Expenses (expenses that are deducted from Fund assets):

Management Fees                             1.25%
Other Expenses                              0.93%**
                                            -----
Total Annual Fund Operating Expenses        2.18%**
                                            =====
----------------------
* An early redemption fee is charged only on redemptions or exchanges of shares held for less than one year. (See "How to Redeem Shares - Early Redemption Fee" for more information).

** These expenses do not reflect reimbursements by the Adviser. The Adviser expects to reimburse the Fund for all expenses incurred by the Fund in excess of 1.75% of Fund assets. The Fund will repay the Adviser the amount of its reimbursement for up to three years following the reimbursement to the extent Fund expenses drop below 1.75%. The Adviser expects to continue to reimburse the Fund in accordance with this agreement for the forseeable future. Either the Fund or the Adviser can terminate this arrangement at any time.

EXAMPLE

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                         Year 1            Year 3
                                         $427              $682

You would pay the following expenses if you did not redeem your shares:

                                         Year 1            Year 3
                                         $221              $682

MANAGEMENT OF THE FUND
================================================================================

THE INVESTMENT ADVISER

EQSF Advisers, Inc. (the "Adviser"), 767 Third Avenue, New York, NY 10017-2023, is the investment adviser for the Fund. The Adviser manages the Fund's investments, provides various administrative services and supervises the Fund's daily business affairs, subject to the authority of Third Avenue Trust's (the "Trust") Board of Trustees. The Adviser has been an investment adviser for mutual funds since its organization in 1986.

Amit Wadhwaney

Amit Wadhwaney has served as the portfolio manager of the Fund since its inception. Since 1999, Mr. Wadhwaney has been a Senior Research Analyst for Third Avenue Funds and M.J. Whitman Advisers. Additionally, Mr. Wadhwaney has been the portfolio manager of the M.J. Whitman Global Value Fund, L.P. since 1999.

Prior to joining the Adviser, Mr. Wadhwaney was the portfolio manager of the Carl Marks Global Value Fund, L.P the predecessor fund of M.J. Whitman Global Value Fund, L.P.; and prior to that a principal of Glenrock Asset Management Associates, L.P. Prior to that, he was a securities analyst, and subsequently Director of Research, for M.J. Whitman, Inc. Prior to that, Mr. Wadhwaney was a Paper and Forest Products Analyst at Bunting Warburg, a Canadian brokerage firm. He began his career in the Corporate Planning Group of Domtar, Inc., a Canadian forest products producer.

Mr. Wadhwaney holds an M.B.A. in Finance from the University of Chicago, as well as a B.A. with distinction and an M.A. in Economics from Concordia University in Montreal, Canada. He also holds bachelors degrees in Mathematics and Chemical Engineering from the University of Minnesota. In addition to receiving numerous academic awards and fellowships, Mr. Wadhwaney has lectured as a member of the Economics faculty and in the School of Commerce and Business Administration at Concordia University.

PERFORMANCE OF THE ADVISER

The Fund is newly organized. Accordingly, as of the date of this prospectus, the Fund did not have any performance information of its own. However, the chart below illustrates the past performance of M.J. Whitman Global Value Fund, L.P. (the "Private Fund"), a private fund managed by M.J. Whitman Global Advisors LLC, an affiliate of the Adviser. The Private Fund has investment objectives, policies and strategies that are substantially similar to those of the Fund. Amit Wadhwaney, the portfolio manager of the Fund, has been the portfolio manager of the Private Fund for the periods shown.



           Past Performance M.J. Whitman Global Value Fund, L.P.
                         Annualized Rate of Return
                         For Period Ended 9/30/2001

--------------------------------------------------------------------------------

                      Global Value Fund**         MSCI All Country World ex.
                                                         USA Index***
--------------------------------------------------------------------------------

1 Year*..............      2.88%                           -29.30%

3
Years*...............     15.22%                            -0.34%

5
Years*...............      8.22%                            -0.49%

Since
Inception*...........      8.19%                            -0.01%
--------------------------------------------------------------------------------


*Annualized-Inception Date, September 1, 1996.
** The performance of the Private Fund is net of management fees and expenses which expenses and fees are different from those charged to the Fund. The Private Fund charges a 1% fee on all assets and a 20% performance fee on any profits earned after the recovery of any losses. Expenses for the Private Fund include accounting, legal and trading expenses and are expected to be similar to those relating to the Fund. This compares to a 1.25% fee on all assets of the Fund to be charged by the Adviser. The Private Fund is not subject to the restrictions of the Investment Company Act of 1940 or the Internal Revenue Code, which, if applicable, might have adversely affected the performance of such accounts. These results are unaudited.
***The Morgan Stanley Capital International All Country World ex. USA Index is an unmanaged index of common stocks and includes securities representative of the market structure of over 50 developed and emerging market countries (other than the United States) in North America, Europe, Latin America and the Asian Pacific Region. An index is a hypothetical measure of performance based on the ups and downs of securities that make up a particular market--it does not show actual investment returns.

 Past results should not be interpreted as indicative of future performance.

ADVISORY FEE

The Fund will pay the Adviser a contractual advisory fee equal to 1.25% of its average daily net assets.

HOW TO PURCHASE SHARES
================================================================================

PRICE OF SHARES

The price you will pay for a share of the Fund is the Fund's net asset value per share. Net asset value per share is calculated as of the close of regular trading on the New York Stock Exchange, normally 4:00 p.m., Eastern time. Net asset value of the Fund is determined by dividing the value of all Fund securities, cash, and other assets, including accrued interest and dividends, owned by the Fund, less all liabilities, including accrued expenses of the Fund, by the total number of outstanding shares of the Fund. Your order will be priced at the next net asset value calculated following receipt of your order. The Fund's investments are generally valued at market value. Certain short-term securities are valued based on amortized cost. Illiquid securities and other securities and assets for which market quotations are not readily available are valued at "fair value", as determined in good faith by or under the direction of the Board of Trustees of the Fund holding such securities. Foreign securities held by the Fund generally trade on foreign markets which may be open on days when the New York Stock Exchange is closed. This means that the Fund's net asset value can change on a day that you cannot purchase or redeem your shares.

BUSINESS HOURS

The Fund is open for business each day the New York Stock Exchange is open. The New York Stock Exchange and the Fund will be closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

PURCHASING SHARES

Shares of the Fund can be purchased either directly from the Fund or through your broker-dealer or investment adviser so long as they have a selling agreement with the Fund's distributor.

To purchase shares directly from the Fund, you need to complete and sign an account application and send it, together with your payment for the shares, to the Fund's transfer agent:

         PFPC, Inc.
         211 South Gulph Rd.
         P.O. Box 61503
         King of Prussia, PA 19406

To purchase shares from a broker-dealer, it must be a member in good standing with the NASD and have entered into a selling agreement with the Fund's distributor, M.J. Whitman, Inc. Investment advisers must be registered under federal securities laws. You may or may not need to complete and sign an account application when purchasing through a broker-dealer or investment adviser, depending on its arrangements with the Fund. The Fund reserves the right to reject any purchase order.

MINIMUM INVESTMENTS

The minimum initial investment for the Fund is $2,500 for a regular account and $500 for an Individual Retirement Account (IRA). Additional investments must be at least $1,000 for a regular account and $200 for an IRA, unless you use the Fund's Automatic Investment Plan. Under this plan, a predetermined amount, selected by you, will be deducted from your checking account.

Subsequent investments under this Plan are subject to a monthly minimum of $200. The Automatic Investment Plan option may be elected on the application. Transactions in Fund shares made through your broker-dealer or investment adviser may be subject to charges imposed by the broker-dealer or investment adviser, who may also impose higher initial or additional amounts for investment than those established by the Fund. At the sole discretion of the Adviser, the initial and any additional investment minimums may be waived in new accounts opened by existing shareholders for additional family members and by officers, trustees or employees of the Trust, M.J. Whitman, Inc., the Adviser or any affiliate of the Adviser (including their spouses and children under age 21).

PAYING FOR SHARES

When purchasing shares directly from the Fund, you may pay by check or money order payable to "Third Avenue Funds." The Fund will only accept checks drawn in U.S. currency on a domestic bank. The Fund will not accept a check endorsed over by a third-party. You will be charged (minimum of $20) for any check used for the purchase of Fund shares that is returned unpaid. If you purchase Fund shares by check or money order, you may not receive redemption proceeds until there is a reasonable belief that the check has cleared, which may take up to fifteen calendar days after the purchase date. If you purchase shares through a broker-dealer or investment adviser, the broker-dealer or investment adviser is responsible for forwarding payment or arranging for payment promptly. The Fund reserves the right to cancel any purchase order for which payment has not been received by the third business day following receipt of the purchase order. Telephone purchase orders will only be accepted from financial institutions which have been approved previously by the Fund or the Adviser.

PAYING FOR SHARES BY MAIL

INITIAL PAYMENTS

Initial payments, together with your account application, should be sent to:

         Third Avenue Funds
         c/o PFPC, Inc.
         211 South Gulph Rd.
         P.O. Box 61503
         King of Prussia, PA 19406

ADDITIONAL PAYMENTS

Additional payments, together with the payment stub from your account statement, should be sent to:

         Third Avenue Funds
         c/o PFPC, Inc.
         211 South Gulph Rd.
         P.O. Box 61503
         King of Prussia, PA 19406

PAYING FOR SHARES BY WIRE

Prior to sending wire instructions, notify PFPC, Inc. at (800) 443-1021, Option 2 to insure proper credit to your account.

Direct your bank to wire funds as follows:

         Boston Safe Deposit & Trust
         ABA #: 011001234
         Acct#: 003514

For further credit to: Third Avenue International Value Fund,
(Shareholder's name, exact account title and account number).

Heavy wire traffic over the Federal Reserve System may delay the arrival of purchase orders made by wire.

INDIVIDUAL RETIREMENT ACCOUNTS

The Fund's IRA application and additional forms required may be obtained by contacting PFPC, Inc. at (800) 443-1021, Option 1. The account will be maintained by its custodian, PFPC Trust Company, which currently charges an annual maintenance fee of $12. Fees are subject to change by PFPC Trust Company.

OTHER RETIREMENT PLANS

If self-employed, you may purchase shares of the Fund through tax-deductible contributions to retirement plans for self-employed persons, known as Keogh plans. However, the Fund does not currently act as a sponsor or administrator for such plans. Fund shares may also be purchased for other types of qualified pension or profit sharing plans which are employer-sponsored, including deferred compensation or salary reduction plans known as 401(k) Plans, which give participants the right to defer portions of their compensation for investment on a tax-deferred basis until distributions are made.



HOW TO REDEEM SHARES
================================================================================

GENERAL

You may redeem your shares on any day during which the New York Stock Exchange is open, either directly from the Fund or through your broker-dealer or investment adviser. Fund shares will be redeemed at the net asset value next calculated after your order is received in proper form by the Fund's transfer agent. Redemption requests that contain a restriction as to the time, date or share price at which the redemption is to be effective will not be honored. You can redeem less than all of your shares, but if you retain shares with a value of less than $500 ($200 for IRAs) your account will be closed.

BY MAIL

Send a written request, together with any share certificates that have been issued, to:

         PFPC, Inc.
         211 South Gulph Road
         P.O. Box 61503
         King of Prussia, PA 19406

Written redemption requests, stock powers and any share certificates issued must be submitted and signed exactly as the account is registered. Such requests generally require a signature guarantee and additional documents. See "Signature Guarantees/Other Documents."

TELEPHONE REDEMPTION SERVICE

You may redeem shares by telephone by electing this service on the application. You may thereafter redeem shares on any business day by calling PFPC, Inc. at (800) 443-1021, Option 2, prior to 4:00 PM Eastern time.

The Fund and PFPC, Inc. will not be liable for following telephone instructions reasonably believed to be genuine. In this regard, PFPC, Inc. will require personal identification information before accepting a telephone redemption order.

Please contact your broker-dealer or investment adviser for information on how to redeem your shares through them.

FEES

You will not be charged for redeeming your shares directly from the Fund, except as described below under "Early Redemption Fee." The transfer agent currently charges a wire fee of $9 for payment of redemption proceeds by federal funds. The transfer agent will automatically deduct the wire fee from the redemption proceeds. Broker-dealers handling redemption transactions generally will charge a service fee.

REDEMPTION BY THE FUND

The Fund has the right to redeem your shares at current net asset value at any time and without prior notice if and to the extent that such redemption is necessary to reimburse the Fund for any loss sustained by reason of your failure to make full payment for shares of the Fund you previously purchased or subscribed for. The Fund may also redeem your shares in any account (other than those in an IRA account), upon 30 days prior written notice, if they have an aggregate net asset value, not attributed to market fluctuations, of less than $500.

PAYMENT OF REDEMPTION PROCEEDS

The Fund will usually make payment for redemptions of Fund shares within one business day, but not later than seven calendar days after receipt of a redemption request. You should note that payment for redemption of recently purchased Fund shares that have been paid for by check may be delayed until the Fund has a reasonable belief that the check has cleared, which may take up to fifteen calendar days after the purchase date.

WIRED PROCEEDS

If you request payment of redemption proceeds by wire transfer, payment will be transmitted only on days that commercial banks are open for business and only to the bank and account previously authorized by you on your application or separate signature guaranteed letter of instruction. Neither the Fund nor the transfer agent will be responsible for any delays in wired redemption proceeds due to heavy wire traffic over the Federal Reserve System.


SIGNATURE GUARANTEES/OTHER DOCUMENTS

Signatures must be guaranteed by an "eligible guarantor institution", which includes certain banks, brokers, dealers, credit unions, securities exchanges and associations, clearing agencies and savings associations on any:

         1. request for redemption, payable to the registered shareholder involving $5,000 or more,

         2. redemption proceeds payable to and/or mailed to other than the registered shareholder, or

         3.       requests to transfer shares.

A notary public is not an acceptable guarantor.

Additional documents may be required when shares are registered in the name of a corporation, partnership, association, agent, fiduciary, trust, estate or other organization.

Additional tax documents may also be required in the case of redemptions from IRA accounts. For further information, call PFPC, Inc. toll free at
(800) 443-1021, Option 2.

CHANGING INFORMATION

If you did not previously elect the Telephone Redemption Service on your application, or wish to change any information previously provided to the Fund, including the address of record or the bank to which redemption proceeds are to be wired, you must submit a signature guaranteed letter of instruction.

SYSTEMATIC WITHDRAWAL PLAN

If you own or are purchasing shares of the Fund having a current value of at least $10,000, you may participate in a Systematic Withdrawal Plan. This Plan provides for automatic redemption of at least $100 monthly, quarterly, semi-annually, or annually. You may establish a Systematic Withdrawal Plan by sending a letter to PFPC, Inc. Notice of all changes concerning the Systematic Withdrawal Plan must be received by PFPC, Inc. at least two weeks prior to the next scheduled payment. Further information regarding the Systematic Withdrawal Plan and its requirements can be obtained by contacting PFPC, Inc. at (800) 443-1021, Option 2.

EARLY REDEMPTION FEE

If you redeem or exchange shares of the Fund which you have held less than one year, a fee will be assessed and retained by the Fund for the benefit of the remaining shareholders according to the following schedule:

                        Months Since
                        ------------                 Redemption Fee
                         Purchase              (as a % of current asset value)
                         --------             -----------------------------

                          Twelve                          2.00%
                          Thereafter                       none

This fee is intended to encourage long-term investment in this Fund, to avoid transaction and other expenses caused by early redemptions, and to facilitate Fund management. The fee is not a deferred sales charge, is not a commission paid to the Adviser, and does not benefit the Adviser in any way. The Fund reserves the right to modify the terms of or terminate this fee at any time. The fee applies to redemptions from the Fund and exchanges to other Third Avenue Funds, but not to dividend or capital gains distributions which have been automatically reinvested in the Fund. The fee is applied to the shares being redeemed or exchanged in the order in which they were purchased. For these purposes and without regard to the shares actually redeemed, shares will be treated as redeemed as follows: first, reinvestment shares; second, purchased shares held one year or more; and third, purchased shares held for less than one year. No fee will be payable by shareholders who are omnibus or similar account customers of certain Fund-approved broker-dealers and other institutions.


HOW TO EXCHANGE SHARES
================================================================================

INTER-FUND EXCHANGE PRIVILEGE

You may exchange shares of the Fund for shares of the Third Avenue Value Fund, Third Avenue Small- Cap Value Fund and Third Avenue Real Estate Value Fund, in writing or by telephone, at net asset value without the payment of any fee or charge, except that a fee will be applicable upon the exchange of shares of the Fund that you held for less than one year. See "How to Redeem Shares - Early Redemption Fee" for details. An exchange is considered a sale of shares and may result in capital gain or loss for federal and state income tax purposes. If you want to use this exchange privilege, you should elect the service on your account application.

If the transfer agent receives exchange instructions in writing or by telephone at (800) 443-1021, in good order by the valuation time on any business day, the exchange will be effected that day. For an exchange request to be in good order, it must include your name as it appears on the account, the account number, the amount to be exchanged, the names of the Fund from which and to which the exchange is to be made and a signature guarantee as may be required.

DIVIDENDS, CAPITAL GAIN DISTRIBUTIONS & TAXES
================================================================================

The Fund expects to pay dividends from its net investment income and to distribute any realized net capital gains. The Fund will make these distributions at least annually.

Distributions from net investment income and short-term capital gains are taxable as ordinary income. A portion of these distributions may qualify for the corporate dividends-received deduction available to corporate shareholders. Distributions of net long-term capital gain are taxable to shareholders as a long-term capital gain. Short-term gains apply to assets held for up to one year and long-term gains apply to assets held for more than one year. Those gains are currently taxed at different rates.

The Fund will notify you of the tax status of dividends and capital gain distributions after the end of each calendar year. The tax status of distributions will be the same no matter how long you have held your shares.

Shareholders receiving distributions in the form of additional shares will be treated for federal income tax purposes in the same manner as if they had received cash distributions equal in value to the shares received, and will have a cost basis for Federal income tax purposes in each share received equal to the net asset value of a share of the Fund on the date of distribution.

You will generally recognize taxable gain or loss on a redemption of shares in an amount equal to the difference between the redemption proceeds and your basis in the shares redeemed. This gain or loss will generally be capital and will be long-term capital gain or loss if the shares were held for longer than one year. A loss recognized on the disposition of shares of the Fund will be disallowed if identical (or substantially identical) shares are acquired in a 61-day period beginning 30 days before and ending 30 days after the date of disposition. You should be aware that an exchange is treated for federal income tax purposes as a sale and a purchase of shares, which may result in realization of a gain or loss and be subject to federal income tax.

You should consult your tax advisers as to the federal, state and local tax consequences to you of ownership of shares of the Fund.

DISTRIBUTION OPTIONS

You should specify on your account application how you wish to receive distributions. If no election is made on the account application, all distributions will automatically be reinvested. The Fund offers four options:

         (1) income dividends and capital gain distributions paid in cash;

         (2) income dividends paid in cash with capital gain distributions reinvested;

         (3) income dividends reinvested with capital gain distributions paid in cash; or

         (4) both distributions automatically reinvested in additional shares of the Fund.

Any distribution payments returned by the post office as undeliverable will be reinvested in additional shares of the applicable Fund at the net asset value next determined.

WITHHOLDING

The Fund may be required to withhold Federal income tax at the rate of 30% (backup withholding) from dividend, capital gain and redemption payments to shareholders (a) who fail to furnish the Fund with and to certify the payee's correct taxpayer identification number or social security number,
(b) when the Internal Revenue Service ("IRS") notifies the Fund that the payee has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect or (c) when the payee fails to certify that he is not subject to backup withholding. Investors should be sure to provide this information when they complete the application. Certain foreign accounts may be subject to U.S. withholding tax on ordinary distributions. Investors should be sure to provide their place of residence as well as citizenship status when completing the application.

SHAREHOLDER SERVICES
================================================================================

The Fund provides you with helpful services and information about your account.

         o        A statement after every transaction.

         o An annual account statement reflecting all transactions for the year.

         o Tax information mailed by January 31 of each year, a copy of which will also be filed with the Internal Revenue Service.

         o The financial statements of the Fund with a summary of Fund composition and performance, mailed at least twice a year.

         o The Fund intends to continue to mail to shareholders quarterly reports containing the Fund Manager's letters and a summary of Fund changes, composition and performance.

         o        24 hour automatic voice response service.

         o        On-line account access though the Fund's web site:
                  www.thirdavenuefunds.com.

The Fund pays for shareholder services but not for special services such as requests for historical transcripts of accounts. The Fund's transfer agent, PFPC, Inc., currently charges $10 per year for duplication of historical account activity records, with a maximum fee of $100.

TELEPHONE INFORMATION

YOUR ACCOUNT

Questions about your account, purchases, redemptions and distributions can be answered by PFPC, Inc. Monday through Friday, 9:00 AM to 7:00 PM (Eastern time). Call toll free (800) 443-1021, Option 2 or (610) 239-4600.

THE FUND

Questions about the Fund and literature requests can be answered by the Fund's telephone representatives Monday through Friday 9:00 AM to 5:00 PM (Eastern time). Call toll free (800) 443-1021, option 1 or (212) 888-5222.

TO REDEEM SHARES

To redeem shares by telephone, call PFPC, Inc. prior to 4:00 PM on the day you wish to redeem, toll free (800) 443-1021, Option 2, or (610) 239-4600.

TRANSFER OF OWNERSHIP

You may transfer Fund shares or change the name or form in which the shares are registered by writing to PFPC, Inc. The letter of instruction must clearly identify the account number, name(s) and number of shares to be transferred, and provide a certified tax identification number by way of a completed new account application or W-9 form, and include the signature(s) of all registered owners, and any share certificates issued. The signature(s) on the transfer instructions or any stock power must be guaranteed as described under "Signature Guarantees/Other Documents."

                             BOARD OF TRUSTEES

                               David M. Barse
                              Phyllis W. Beck
                               Lucinda Franks
                              Gerald Hellerman
                                Marvin Moser
                              Donald Rappaport
                             Myron M. Sheinfeld
                               Martin Shubik
                             Charles C. Walden
                              Barbara Whitman
                             Martin J. Whitman

                                  OFFICERS

                             Martin J. Whitman
                     Chairman, Chief Executive Officer
                               David M. Barse
                     President, Chief Operating Officer
                               Michael Carney
                     Chief Financial Officer, Treasurer
                      Kerri Weltz, Assistant Treasurer
                 W. James Hall, General Counsel, Secretary
                          Julie Smith, Controller

                             INVESTMENT ADVISER

                            EQSF Advisers, Inc.
                              767 Third Avenue
                          New York, NY 10017-2023

                                DISTRIBUTOR

                             M.J. Whitman, Inc.
                              767 Third Avenue
                          New York, NY 10017-2023

                               TRANSFER AGENT

                                 PFPC, Inc.
                            211 South Gulph Road
                               P.O. Box 61503
                         King of Prussia, PA 19406
                               (610) 239-4600
                         (800) 443-1021 (toll-free)

                                 CUSTODIAN

                          Custodial Trust Company
                            101 Carnegie Center
                          Princeton, NJ 08540-6231


                                 [GRAPHIC]

                             THIRD AVENUE FUNDS
                              767 THIRD AVENUE
                          NEW YORK, NY 10017-2023
                            PHONE (212) 888-5222
                          TOLL FREE (800) 443-1021
                          www.thirdavenuefunds.com



More information about the Fund is available in the Fund's reports to shareholders and Statement of Additional Information (SAI). The Fund's Annual Report, when available, contains a discussion of the market conditions and investment strategies that significantly affected the Fund's performances during the last fiscal year. The SAI is on file with the SEC and is incorporated by reference (is legally considered part of this Prospectus).

You can obtain the SAI and the Fund's report to shareholders, when available, without charge and otherwise make inquiries to the Fund by writing or calling the Fund at 767 Third Avenue, New York, NY 10017-2023,
(800) 443-1021 or (212) 888-5222.

Information about the Fund, including the SAI, can be reviewed and copied at the SEC's Public Reference Room in Washington D.C. (phone 202-942-8090 for information). Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the E-mail address publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102. Reports and other information about the Fund are available on the SEC's Internet Web site (http://www.sec.gov).

SEC file number 811-8039



                    STATEMENT OF ADDITIONAL INFORMATION


                           DATED JANUARY 1, 2002


                             THIRD AVENUE TRUST


                   THIRD AVENUE INTERNATIONAL VALUE FUND


This Statement of Additional Information (SAI) is not a Prospectus and should be read together with the Fund's Prospectus dated January 1, 2002. A copy of the
 Prospectus and the Fund's reports to shareholders, when available, may be obtained without charge by writing to the Fund at 767 Third Avenue, New York,
                   NY 10017-2023, or by calling the Fund
             at (800) 443-1021 (toll free) or (212) 888-5222.


                             TABLE OF CONTENTS


GENERAL INFORMATION
INVESTMENT POLICIES
INVESTMENT RESTRICTIONS
MANAGEMENT OF THE TRUST
COMPENSATION TABLE
PRINCIPAL STOCKHOLDERS
INVESTMENT ADVISER
INVESTMENT ADVISORY AGREEMENT
DISTRIBUTOR
ADMINISTRATOR
CUSTODIAN
TRANSFER AGENT
INDEPENDENT ACCOUNTANTS
FUND TRADING PRACTICES
PURCHASE ORDERS
REDEMPTION OF SHARES
DIVIDENDS, CAPITAL GAIN DISTRIBUTIONS AND TAXES
SHARE INFORMATION
PERFORMANCE INFORMATION
FINANCIAL STATEMENTS
APPENDIX



                            GENERAL INFORMATION

This Statement of Additional Information is in addition to and serves to expand and supplement the current Prospectus of the Third Avenue International Value Fund (the "Fund") of the Third Avenue Trust (the "Trust"). The Trust is an open-end, non-diversified management investment company which currently consists of four separate investment portfolios:
THIRD AVENUE VALUE FUND, THIRD AVENUE SMALL-CAP VALUE FUND, THIRD AVENUE
REAL ESTATE VALUE FUND and THE THIRD AVENUE INTERNATIONAL VALUE FUND. This SAI relates solely to the THIRD AVENUE INTERNATIONAL VALUE FUND of the Trust.

The Trust was organized as a business trust under the laws of the state of Delaware pursuant to a trust instrument dated October 31, 1996. At the close of business on March 31, 1997, shareholders of Third Avenue Value Fund, Inc. ("Third Avenue Maryland"), a Maryland corporation which was incorporated on November 27, 1989 and began operations on October 9, 1990, became shareholders of THIRD AVENUE VALUE FUND, a series of the Trust, pursuant to a merger agreement which was approved by a majority of Third Avenue Maryland's shareholders on December 13, 1996. Upon this merger, all assets, privileges, powers, franchises, liabilities and obligations of Third Avenue Maryland were assumed by the Trust. Except as noted herein, all information about THIRD AVENUE VALUE Fund or the Trust, as applicable, includes information about its predecessor, Third Avenue Maryland.

                            INVESTMENT POLICIES

The Prospectus discusses the investment objectives of the Fund and the principal strategies to be employed to achieve those objectives. This section contains supplemental information concerning certain types of securities and other instruments in which the Fund may invest, additional strategies that the Fund may utilize and certain risks associated with such investments and strategies.

The Fund expects to invest in a broad range of securities (subject to each Fund's fundamental investment objective). The particular types of securities and the percentage of the Fund's assets invested in each type, will vary depending on where the Adviser sees the most value at the time of investment. The following is a description of the different types of securities that the Adviser may invest in and certain of the risks relating to those securities.

INVESTMENT IN EQUITY SECURITIES

In selecting equity securities, the Adviser generally seeks issuing companies that exhibit the following characteristics:

         (1) A strong financial position, as measured not only by balance sheet data but also by off-balance sheet assets, liabilities and contingencies (as disclosed in footnotes to financial statements and as determined through research of public information), where debt service(*) consumes a small part of such companies' cash flow.
         (2) Responsible management and control groups, as gauged by managerial competence as operators and investors as well as by an apparent absence of intent to profit at the expense of stockholders.
         (3) Availability of comprehensive and meaningful financial and related information. A key disclosure is audited financial statements and information which the Adviser believes are reliable benchmarks to aid in understanding the business, its values and its dynamics.
         (4) Availability of the security at a market price which the Adviser believes is at a substantial discount to the Adviser's estimate of what the issuer is worth as a private company or as a takeover or merger and acquisition candidate.

(*) "Debt Service" means the current annual required payment of interest and principal to creditors.

Investing in equity securities has certain risks, including the risk that the financial condition of the issuer may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus in the value of the Fund's shares). Equity securities are especially susceptible to general stock market movements and to increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the equity securities owned by the Fund thus may be expected to fluctuate.

In selecting preferred stocks, the Adviser will use its selection criteria for either common stocks or debt securities, depending on the Adviser's determination as to how the particular issue should be viewed, based, among other things, upon the terms of the preferred stock and where it fits in the issuer's capital structure. Preferred stocks are usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks of the same issuer. Such securities may pay cumulative dividends. Because the dividend rate is pre-established, and as they are senior to common stocks, such securities tend to have less possibility of capital appreciation.

Although the Adviser does not pay attention to market factors in making investment decisions, the Fund is, of course, subject to the vagaries of the markets. The Fund invests in smaller companies whose securities tend to be more volatile and less liquid than securities of larger companies.

INVESTMENT IN DEBT SECURITIES

The Fund intends its investment in debt securities to be, for the most part, in securities which the Adviser believes will provide above-average current yields, yields to events, or yields to maturity. In selecting debt instruments for the Fund, the Adviser requires the following characteristics:

         1)   Strong covenant protection, and

         2) Yield to maturity at least 500 basis points above that of a comparable credit.

In acquiring debt securities for the Fund, the Adviser generally will look for covenants which protect holders of the debt issue from possible adverse future events such as, for example, the addition of new debt senior to the issue under consideration. Also, the Adviser will seek to analyze the potential impacts of possible extraordinary events such as corporate restructurings, refinancings, or acquisitions. The Adviser will also use its best judgment as to the most favorable range of maturities. In general, the Fund will acquire debt issues which have a senior position in an issuer's capitalization and will avoid "mezzanine" issues such as non-convertible subordinated debentures. The Fund may invest in such "mezzanine" issues.

The market value of debt securities is affected by changes in prevailing interest rates and the perceived credit quality of the issuer. When prevailing interest rates fall or perceived credit quality is increased, the market values of debt securities generally rise. Conversely, when interest rates rise or perceived credit quality is lowered, the market values of debt securities generally decline. The magnitude of these fluctuations will be greater when the average maturity of the Fund securities is longer.

CONVERTIBLE SECURITIES

The Fund may invest in convertible securities, which are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a prescribed amount of equity securities (generally common stock) of the same or a different issuer within a particular period of time at a specified price or formula. Convertible securities have general characteristics similar to both fixed income and equity securities. Yields for convertible securities tend to be lower than for non-convertible debt securities but higher than for common stocks. Although to a lesser extent than with fixed income securities generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying security and therefore also will react to variations in the general market for equity securities and the operations of the issuer. While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer. Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds, as corporate debt obligations, enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock of the same issuer. However, because of the subordination feature, convertible bonds and convertible preferred stock typically have lower ratings than similar non-convertible securities.

MORTGAGE-BACKED SECURITIES

The Fund may invest in mortgage-backed securities and derivative mortgage-backed securities, but does not intend to invest in "principal only" and "interest only" components. Mortgage-backed securities are securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The Fund intends to invest in these securities only when the Advisor believes, after analysis, that there is unlikely to ever be permanent impairment of capital as measured by whether there will be a money default by either the issuer or the guarantor of these securities. These securities do, nonetheless, entail considerable market risk (meaning fluctuations in quoted prices for the instruments), interest rate risk, prepayment risk and inflation risk.

ASSET-BACKED SECURITIES

The Fund may also invest in asset-backed securities that, through the use of trusts and special purpose vehicles, are securitized with various types of assets, such as automobile receivables, credit card receivables and home-equity loans in pass-through structures similar to the mortgage-related securities described above. In general, the collateral supporting asset-backed securities is of shorter maturity than the collateral supporting mortgage loans and is less likely to experience substantial prepayments. However, asset-backed securities are not backed by any governmental agency.

FLOATING RATE, INVERSE FLOATING RATE AND INDEX OBLIGATIONS

The Fund may invest in debt securities with interest payments or maturity values that are not fixed, but float in conjunction with (or inversely to) an underlying index or price. These securities may be backed by U.S. Government or corporate issuers, or by collateral such as mortgages. The indices and prices upon which such securities can be based include interest rates, currency rates and commodities prices. However, the Fund will not invest in any instrument whose value is computed based on a multiple of the change in price or value of an asset or an index of or relating to assets in which the Fund cannot or will not invest.

Floating rate securities pay interest according to a coupon which is reset periodically. The reset mechanism may be formula based, or reflect the passing through of floating interest payments on an underlying collateral pool. Inverse floating rate securities are similar to floating rate securities except that their coupon payments vary inversely with an underlying index by use of a formula. Inverse floating rate securities tend to exhibit greater price volatility than other floating rate securities.

The Fund does not intend to invest more than 5% of its total assets in inverse floating rate securities. Floating rate obligations generally exhibit a low price volatility for a given stated maturity or average life because their coupons adjust with changes in interest rates. Interest rate risk and price volatility on inverse floating rate obligations can be high, especially if leverage is used in the formula. Index securities pay a fixed rate of interest, but have a maturity value that varies by formula, so that when the obligation matures a gain or loss may be realized. The risk of index obligations depends on the volatility of the underlying index, the coupon payment and the maturity of the obligation.

INVESTMENT IN HIGH YIELD DEBT SECURITIES

The Fund may invest in high yield debt securities, including those rated below Baa by Moody's Investors Service, Inc. ("Moody's") and below BBB by Standard & Poor's Ratings Group ("Standard & Poor's") and unrated debt securities, commonly referred to as "junk bonds". See also "Investment in Debt Securities" and "Restricted and Illiquid Securities." Such securities are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation, and may in fact be in default. The fund does not intend to invest more than 25% of its total assets in such securities. The ratings of Moody's and Standard & Poor's represent their opinions as to the credit quality of the securities which they undertake to rate (see Appendix A for a description of those ratings). It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market price risk of these securities. In seeking to achieve its investment objective, the Fund depends on the Adviser's credit analysis to identify investment opportunities. For the Fund, credit analysis is not a process of merely measuring the probability of whether a money default will occur, but also measuring how the creditor would fare in a reorganization or liquidation in the event of a money default.

Before investing in any high yield debt instruments, the Adviser will evaluate the issuer's ability to pay interest and principal, as well as the seniority position of such debt in the issuer's capital structure vis-a-vis any other outstanding debt or potential debts. There appears to be a direct cause and effect relationship between the weak financial conditions of issuers of high yield bonds and the market valuation and prices of their credit instruments, as well as a direct relationship between the weak financial conditions of such issuers and the prospects that principal or interest may not be paid.

The market price and yield of bonds rated below Baa by Moody's and below BBB by Standard & Poor's are more volatile than those of higher rated bonds due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity and the risk of an issuer's inability to meet principal and interest payments. In addition, the secondary market for these bonds is generally less liquid than that for higher rated bonds.

Lower rated or unrated debt obligations also present reinvestment risks based on payment expectations. If an issuer calls the obligation for redemption, the Fund may have to replace the security with a lower yielding security, resulting in a decreased return for investors.

The market values of these higher yielding debt securities tend to be more sensitive to economic conditions and individual corporate developments than those of higher rated securities. Companies that issue such bonds often are highly leveraged and may not have available to them more traditional methods of financing. Under adverse economic conditions, there is a risk that highly leveraged issuers may be unable to service their debt obligations or to repay their obligations upon maturity. Under deteriorating economic conditions or rising interest rates, the capacity of issuers of lower-rated securities to pay interest and repay principal is more likely to weaken significantly than that of issuers of higher-rated securities. Investors should carefully consider the relative risks of investing in high yield securities and understand that such securities are generally not meant for short-term investing.

The Fund may also purchase or retain debt obligations of issuers not currently paying interest or in default (i.e., with a rating from Moody's of C or lower or Standard & Poor's of C1 or lower). In addition, the Fund may purchase securities of companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code. Defaulted securities will be purchased or retained if, in the opinion of the Adviser, they may present an opportunity for subsequent price recovery, the issuer may resume payments, or other advantageous developments appear likely.

ZERO-COUPON AND PAY-IN-KIND SECURITIES

The Fund may invest in zero coupon and pay-in-kind ("PIK") securities. Zero coupon securities are debt securities that pay no cash income but are sold at substantial discounts from their value at maturity. PIK securities pay all or a portion of their interest in the form of additional debt or equity securities. Because such securities do not pay current cash income, the price of these securities can be volatile when interest rates fluctuate. While these securities do not pay current cash income, federal income tax law requires the holders of zero coupon and PIK securities to include in income each year the portion of the original issue discount (or deemed discount) and other non-cash income on such securities accrued during that year. In order to continue to qualify for treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code") and avoid a certain excise tax, the Fund may be required to distribute a portion of such discount and non-cash income and may be required to dispose of other Fund securities, which may occur in periods of adverse market prices, in order to generate cash to meet these distribution requirements.

LOANS AND OTHER DIRECT DEBT INSTRUMENTS

The Fund may invest in loans and other direct debt instruments owed by a borrower to another party. The Fund may also from time to time make loans. These instruments represent amounts owed to lenders or lending syndicates (loans and loan participations) or to other parties. Direct debt instruments may involve a risk of loss in case of default or insolvency of the borrower and may offer less legal protection to a Fund in the event of fraud or misrepresentation. In addition, loan participations involve a risk of insolvency of the lending bank or other financial intermediary. The markets in loans are not regulated by federal securities laws or the Securities and Exchange Commission ("SEC").

TRADE CLAIMS

The Fund may invest in trade claims. Trade claims are interests in amounts owed to suppliers of goods or services and are purchased from creditors of companies in financial difficulty. For purchasers such as the Fund, trade claims offer the potential for profits since they are often purchased at a significant discount from face value and, consequently, may generate capital appreciation in the event that the market value of the claim increases as the debtor's financial position improves or the claim is paid.

An investment in trade claims is speculative and carries a high degree of risk. Trade claims are illiquid instruments which generally do not pay interest and there can be no guarantee that the debtor will ever be able to satisfy the obligation on the trade claim. The markets in trade claims are not regulated by federal securities laws or the SEC. Because trade claims are unsecured, holders of trade claims may have a lower priority in terms of payment than certain other creditors in a bankruptcy proceeding.

FOREIGN SECURITIES

The Fund will, under normal market conditions, invest at least 80% of its assets in securities of issuers located outside of the United States. Although the Fund intends to invest primarily in securities of established companies based in developed countries, the value of the Fund's investments may be adversely affected by changes in political or social conditions, diplomatic relations, confiscatory taxation, expropriation, nationalization, limitation on the removal of funds or assets, or imposition of (or change in) exchange control or tax regulations in those foreign countries. In addition, changes in government administrations or economic or monetary policies in the United States or abroad could result in appreciation or depreciation of Fund securities and could favorably or unfavorably affect the Fund's operations. Furthermore, the economies of individual foreign nations may differ from the US economy, whether favorably or unfavorably, in areas such as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position; it may also be more difficult to obtain and enforce a judgment against a foreign issuer. In general, less information is publicly available with respect to foreign issuers than is available with respect to US companies. Most foreign companies are also not subject to the uniform accounting and financial reporting requirements applicable to issuers in the United States. Any foreign investments made by the Fund must be made in compliance with US and foreign currency restrictions and tax laws restricting the amounts and types of foreign investments.

Because foreign securities generally are denominated and pay dividends or interest in foreign currencies, and the Fund holds various foreign currencies from time to time, the value of the net assets of the Fund as measured in US dollars will be affected favorably or unfavorably by changes in exchange rates. Generally, the Fund's currency exchange transactions will be conducted on a spot (i.e., cash) basis at the spot rate prevailing in the currency exchange market. The cost of the Fund's currency exchange transactions will generally be the difference between the bid and offer spot rate of the currency being purchased or sold. In order to protect against uncertainty in the level of future foreign currency exchange, the Fund is authorized to enter into certain foreign currency exchange transactions.

In addition, while the volume of transactions effected on foreign stock exchanges has increased in recent years, in most cases it remains appreciably below that of the New York Stock Exchange, Inc. Accordingly, the Fund's foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities of US companies. Moreover, the settlement periods for foreign securities, which are often longer than those for securities of US issuers, may affect Fund liquidity. In buying and selling securities on foreign exchanges, the Fund normally pays fixed commissions that are generally higher than the negotiated commissions charged in the United States. In addition, there is generally less government supervision and regulation of securities exchanges, brokers and issuers in foreign countries than in the United States.

DEVELOPED AND EMERGING MARKETS

The Fund may invest in issuers located in both developed and emerging markets. The world's industrialized markets generally include but are not limited to the following: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Italy, Japan, Luxembourg, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States; the world's emerging markets generally include but are not limited to the following:
Argentina, Botswana, Bolivia, Brazil, Bulgaria, Chile, China, Colombia, Costa Rica, the Czech Republic, Ecuador, Egypt, Greece, Hungary, India, Indonesia, Israel, the Ivory Coast, Jordan, Korea, Malaysia, Mexico, Morocco, Nicaragua, Nigeria, Pakistan, Peru, Philippines, Poland, Romania, Russia, Slovakia, Slovenia, South Africa, South Korea, Sri Lanka, Taiwan, Thailand, Turkey, Uruguay, Venezuela, Vietnam and Zimbabwe.

Investment in securities of issuers based in underdeveloped emerging markets entails all of the risks of investing in securities of foreign issuers outlined in the above section to a heightened degree. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the smaller size of the market for such securities and a low or nonexistent volume of trading, resulting in lack of liquidity and in price volatility; and (iii) certain national policies which may restrict the Fund's investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.

In addition to brokerage commissions, custodial services and other costs relating to investment in emerging markets are generally more expensive than in the United States. Such markets have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. The inability of the Fund to make intended securities purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of a security due to settlement problems could result either in losses to the Fund due to subsequent declines in the value of the security or, if the Fund has entered into a contract to sell the security, could result in possible liability to the purchaser.

SECURITIES OF NON-US BASED ISSUERS

American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs") and European Depositary Receipts ("EDRs") are certificates evidencing ownership of shares of a foreign-based issuer held in trust by a bank or similar financial institution. Designed for use in the US, international and European securities markets, respectively, ADRs, GDRs and EDRs are alternatives to the purchase of the underlying securities in their national markets and currencies. ADRs, GDRs and EDRs are subject to the same risks as the foreign securities to which they relate.

RESTRICTED AND ILLIQUID SECURITIES

The Fund will not purchase or otherwise acquire any security if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid. Generally speaking, an illiquid security is any asset or investment which the Fund cannot sell in the ordinary course of business within seven days at approximately the value at which the Fund has valued the asset or investment, including securities that cannot be sold publicly due to legal or contractual restrictions. The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale.

Over the past several years, strong institutional markets have developed for various types of restricted securities, including repurchase agreements, some types of commercial paper, and some corporate bonds and notes. Securities freely salable among qualified institutional investors under special rules adopted by the SEC or otherwise determined to be liquid, may be treated as liquid if they satisfy liquidity standards established by the Board of Trustees. The continued liquidity of such securities is not as well assured as that of publicly traded securities, and accordingly the Board of Trustees will monitor their liquidity. The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test. To the extent the Board treats such securities as liquid, temporary impairments to trading patterns of such securities may adversely affect the Fund's liquidity.

INVESTMENT IN RELATIVELY NEW ISSUES

The Fund intends to invest occasionally in the common stock of selected new issuers. Investments in relatively new issuers, i.e., those having continuous operating histories of less than three years, may carry special risks and may be more speculative because such companies are relatively unseasoned. Such companies may also lack sufficient resources, may be unable to generate internally the funds necessary for growth and may find external financing to be unavailable on favorable terms or even totally unavailable. Those companies will often be involved in the development or marketing of a new product with no established market, which could lead to significant losses. The securities of such issuers may have a limited trading market which may adversely affect their disposition and can result in their being priced lower than might otherwise be the case. If other investors who invest in such issuers trade the same securities when a Fund attempts to dispose of its holdings, the Fund may receive lower prices than might otherwise be the case.

TEMPORARY DEFENSIVE INVESTMENTS

When, in the judgment of the Adviser, a temporary defensive posture is appropriate, the Fund may hold all or a portion of its assets in short-term U.S. Government obligations, cash or cash equivalents. The adoption of a temporary defensive posture does not constitute a change in such Fund's investment objective.

BORROWING

The Fund may also make use of bank borrowing as a temporary measure for extraordinary or emergency purposes, such as for liquidity necessitated by shareholder redemptions, and may use securities as collateral for such borrowing. Such temporary borrowing may not exceed 5% of the value of the Fund's total assets at the time of borrowing.

INVESTMENT IN OTHER INVESTMENT COMPANIES

The Fund may invest in securities of other investment companies to the extent permitted under the Investment Company Act of 1940, as amended (the "1940 Act"), provided that after any purchase the Fund does not own more than 3% of such investment company's outstanding stock. The Adviser will charge an advisory fee on the portion of the Fund's assets that are invested in securities of other investment companies. Thus, shareholders will be responsible for a "double fee" on such assets, since both investment companies will be charging fees on such assets.

SIMULTANEOUS INVESTMENTS

Investment decisions for the Fund are made independently from those of the other accounts and other series of the Trust advised by the Adviser and its affiliates. If, however, such other series or accounts wish to invest in, or dispose of, the same securities as the Fund, available investments will be allocated equitably to the Fund and other series or account. This procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

SECURITIES LENDING

The Fund may lend its portfolio securities to qualified institutions. By lending its portfolio securities, the Fund attempts to increase its income through the receipt of interest on the loan. Any gain or loss in the market price of the securities loaned that may occur during the term of the loan will be for the account of the Fund. The Fund may lend its Fund securities so long as the terms and the structure of such loans are not inconsistent with the requirements of the Investment Company Act of 1940, which currently provide that (a) the borrower pledge and maintain with the Fund collateral consisting of cash, a letter of credit issued by a domestic U.S. bank, or securities issued or guaranteed by the U.S. government having a value at all times not less than 100% of the value of the securities loaned, (b) the borrower add to such collateral whenever the price of the securities loaned rises (i.e., the value of the loan is "marked to the market" on a daily basis), (c) the loan be made subject to termination by the Fund at any time and the loaned securities be subject to recall within the normal and customary settlement time for securities transactions and
(d) the Fund receive reasonable interest on the loan (which may include the Fund's investing any cash collateral in interest bearing short-term investments), any distributions on the loaned securities and any increase in their market value. If the borrower fails to maintain the requisite amount of collateral, the loan automatically terminates and the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over the value of the collateral. As with any extension of credit, there are risks of delay in recovery and in some cases even loss of rights in collateral should the borrower of the securities fail financially.

The Fund will not lend Fund securities if, as a result, the aggregate of such loans exceeds 33 1/3% of the value of its total assets (including such loans). Loan arrangements made by the Fund will comply with all other applicable regulatory requirements. All relevant facts and circumstances, including the creditworthiness of the qualified institution, will be monitored by the Adviser, and will be considered in making decisions with respect to lending of securities, subject to review by the Trust's Board of Trustees.

The Fund may pay reasonable negotiated fees in connection with loaned securities, so long as such fees are set forth in a written contract and approved by its Board of Trustees. In addition, the Fund shall, through the ability to recall securities prior to any required vote, retain voting rights over the loaned securities.

On behalf of the Fund, the Trust has entered into a master lending arrangement with Bear, Stearns Securities Corp. in compliance with the foregoing requirements.

FUND TURNOVER

The Fund's investment policies and objectives, which emphasize long-term holdings, would tend to keep the number of Fund transactions relatively low. The Fund expects to have a portfolio turnover rate of less than 100%.

SHORT SALES

The Fund may, but currently do not intend to, engage in short sales. In a short sale transaction, the Fund sells a security it does not own in anticipation of a decline in the market value of the security.

DERIVATIVES

The Fund may invest in various instruments that are commonly known as "derivatives". Generally, a derivative is a financial arrangement, the value of which is based on, or `"derived" from, a traditional security, asset or market index. Some derivatives such as mortgage-related and other asset-backed securities are in many respects like any other investments, although they may be more volatile or less liquid than more traditional debt securities. There are, in fact, many different types of derivatives and many different ways to use them. There is also a range of risks associated with those uses. Futures are commonly used for traditional hedging purposes to attempt to protect a fund from exposure to changing interest rates, securities prices or currency exchange rates and for cash management purposes as a low cost method of gaining exposure to a particular securities market without investing directly in those securities. However, some derivatives are used for leverage, which tends to magnify the effects of an instrument's price changes as market conditions change. Leverage involves the use of a small amount of money to control a large amount of financial assets and can, in some circumstances, lead to significant losses. The Adviser will use derivatives only in circumstances where it believes they offer the most economic means of improving the risk/reward profile of the Fund. Derivatives will not be used to increase Fund risk above the level that could be achieved using only traditional investment securities or to acquire exposure to changes in the value of assets or indices that by themselves would not be purchased for the Fund. The use of derivatives for non-hedging purposes may be considered speculative.

Options on Securities

The Fund may write (sell) covered call and put options to a limited extent on its Fund securities ("covered options") in an attempt to increase income. However, in so doing, the Fund may forgo the benefits of appreciation on securities sold pursuant to the call options or may pay more than the market price on securities acquired pursuant to put options.

When the Fund writes a covered call option, it gives the purchaser of the option the right to buy the security at the price specified in the option (the "exercise price") by exercising the option at any time during the option period. If the option expires unexercised, the Fund will realize income in an amount equal to the premium received for writing the option. If the option is exercised, the Fund must sell the security to the option holder at the exercise price. By writing a covered call option, the Fund forgoes, in exchange for the premium less the commission (`net premium'), the opportunity to profit during the option period from an increase in the market value of the underlying security above the exercise price. In addition the Fund may continue to hold a stock which might otherwise have been sold to protect against depreciation in the market price of the stock.

A put option sold by the Fund is covered when, among other things, cash or securities acceptable to the broker are placed in a segregated account to fulfill the Fund's obligations. When the Fund writes a covered put option, it gives the purchaser of the option the right to sell the underlying security to the Fund at the specified exercise price at any time during the option period. If the option expires unexercised, the Fund realizes income in the amount of the premium received for writing the option. If the put option is exercised, the Fund must purchase the underlying security from the option holder at the exercise price. By writing a covered put option, the Fund, in exchange for the net premium received, accepts the risk of a decline in the market value of the underlying security below the exercise price. The Fund will only write put options involving securities for which a determination is made at the time the option is written that the Fund wishes to acquire the securities at the exercise price.

The Fund may terminate its obligation as the writer of a call or put option by purchasing an option with the same exercise price and expiration date as the option previously written. This transaction is called a "closing purchase transaction." The Fund realizes a profit or loss from a closing purchase transaction if the amount paid to purchase an option is less or more, respectively, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Fund, may make a "closing sale transaction" which involves liquidating the Fund's position by selling the option previously purchased. Where the Fund cannot effect a closing purchase transaction, it may be forced to incur brokerage commissions or dealer spreads in selling securities it receives or it may be forced to hold underlying securities until an option is exercised or expires.

When the Fund writes an option, an amount equal to the net premium received by the Fund is included in the liability section of the Fund's Statement of Assets and Liabilities as a deferred credit. The amount of the deferred credit will be subsequently marked to market to reflect the current market value of the option written. The current market value of a traded option is the last sale price or, in the absence of a sale, the mean between the closing bid and asked prices. If an option expires on its stipulated expiration date or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was sold), and the deferred credit related to such option is eliminated. If a call option is exercised, the Fund realizes a gain or loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. The writing of covered call options may be deemed to involve the pledge of the securities against which the option is being written. Securities against which call options are written are segregated on the books of the Fund's custodian.

The Fund may purchase call and put options on any securities in which it may invest. The Fund would normally purchase a call option in anticipation of an increase in the market value of such securities. The purchase of a call option entitles the Fund, in exchange for the premium paid, to purchase a security at a specified price during the option period. The Fund would ordinarily have a gain if the value of the securities increases above the exercise price sufficiently to cover the premium and would have a loss if the value of the securities remains at or below the exercise price during the option period.

The Fund normally purchases put options in anticipation of a decline in the market value of securities in its Fund ("protective puts") or securities of the type in which it is permitted to invest. The purchase of a put option entitles the Fund, in exchange for the premium paid, to sell a security, which may or may not be held in the Fund's holdings, at a specified price during the option period. The purchase of protective puts is designed merely to offset or hedge against a decline in the market value of the Fund's holdings. Put options also may be purchased by the Fund for the purpose of benefiting from a decline in the price of securities which the Fund does not own. The Fund ordinarily recognizes a gain if the value of the securities decreases below the exercise price sufficiently to cover the premium and recognizes a loss if the value of the securities remains at or above the exercise price. Gains and losses on the purchase of protective put options tend to be offset by countervailing changes in the value of underlying Fund securities.

The hours of trading for options on securities may not conform to the hours during which the underlying securities are traded. To the extent that the option markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying securities markets that cannot be reflected in the option markets. It is impossible to predict the volume of trading that may exist in such options, and there can be no assurance that viable exchange markets will develop or continue.

The Fund may engage in over-the-counter options ("OTC Options") transactions with broker-dealers who make markets in these options. The ability to terminate OTC Options positions is more limited than with exchange-traded option positions because the predominant market is the issuing broker rather than an exchange, and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. To reduce this risk, the Fund will purchase such options only from broker-dealers who are primary government securities dealers recognized by the Federal Reserve Bank of New York and who agree to (and are expected to be capable of) entering into closing transactions, although there can be no guarantee that any such option will be liquidated at a favorable price prior to expiration. The Adviser will monitor the creditworthiness of dealers with which the Fund enters into such options transactions under the general supervision of the Fund's Trustees. The Fund intends to treat OTC Options purchased and the assets used to "cover" OTC Options written as not readily marketable and therefore subject to the limitations described in the section entitled "Investment Restrictions". Unless the Trustees conclude otherwise, the Fund intends to treat OTC Options as not readily marketable and therefore subject to the Fund's 15% limitation on investment in illiquid securities.

Options on Securities Indices

In addition to options on securities, the Fund may also purchase and write
(sell) call and put options on securities indices. Such options will be used for the purposes described above under "Options on Securities".

Options on stock indices are generally similar to options on stock except that the delivery requirements are different. Instead of giving the right to take or make delivery of stock at a specified price, an option on a stock index gives the holder the right to receive a cash "exercise settlement amount" equal to (a) the amount, if any, by which the fixed exercise price of the option exceeds (in the case of a put) or is less than (in the case of a call) the closing value of the underlying index on the date of exercise, multiplied by (b) a fixed "index multiplier". Receipt of this cash amount depends upon the closing level of the stock index upon which the option is based being greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. The amount of cash received is equal to such difference between the closing price of the index and the exercise price of the option expressed in dollars or a foreign currency, as the case may be, times a specified multiple. The writer of the option is obligated, in return for the premium received, to make delivery of this amount. The writer may offset its position in stock index options prior to expiration by entering into a closing transaction on an exchange or the option may expire unexercised.

Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether the Fund realizes a gain or loss from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indices, in an industry or market segment, rather than movements in the price of a particular stock. Accordingly, successful use by the Fund of options on stock indices is subject to the Adviser's ability to predict correctly movements in the direction of the stock market generally or of a particular industry. This requires different skills and techniques than predicting changes in the price of individual stocks.

The Fund may, to the extent allowed by federal and state securities laws, invest in securities indices instead of investing directly in individual foreign securities. A stock index fluctuates with changes in the market values of the stocks included in the index.

Options on securities indices entail risks in addition to the risks of options on securities. The absence of a liquid secondary market to close out options positions on securities indices is more likely to occur, although the Fund generally will only purchase or write such an option if the Adviser believes the option can be closed out.

Use of options on securities indices also entails the risk that trading in such options may be interrupted if trading in certain securities included in the index is interrupted. The Fund will not purchase such options unless the Adviser believes the market is sufficiently developed such that the risk of trading in such options is no greater than the risk of trading in options on securities.

Price movements in the Fund's holdings may not correlate precisely with movements in the level of an index and, therefore, the use of options on indices cannot serve as a complete hedge. Because options on securities indices require settlement in cash, the Adviser may be forced to liquidate Fund securities to meet settlement obligations.

Options on Foreign Securities Indices

The Fund may purchase and write put and call options on foreign stock indices listed on domestic and foreign stock exchanges. The Fund may also purchase and write OTC Options on foreign stock indices. These OTC Options would be subject to the same liquidity and credit risks noted above with respect to OTC Options.

To the extent permitted by US federal or state securities laws, the Fund may invest in options on foreign stock indices in lieu of direct investment in foreign securities. The Fund may also use foreign stock index options for hedging purposes.

Future Contracts and Options on Future Contracts

The successful use of futures contracts and options thereon draws upon the Adviser's skill and experience with respect to such instruments and usually depends on the Adviser's ability to forecast interest rate and currency exchange rate movements correctly. Should interest or exchange rates move in an unexpected manner, the Fund may not achieve the anticipated benefits of futures contracts or options on futures contracts or may realize losses and thus will be in a worse position than if such strategies had not been used. In addition, the correlation between movements in the price of futures contracts or options on futures contracts and movements in the price of the securities and currencies hedged or used for cover will not be perfect and could produce unanticipated losses.

Futures Contracts. Futures contracts are contracts to purchase or sell a fixed amount of an underlying instrument, commodity or index at a fixed time and place in the future. US futures contracts have been designed by exchanges which have been designated `contracts markets' by the Commodities Futures Trading Commission ("CFTC"), and must be executed through a futures commission merchant, or brokerage firm, which is a member of the relevant contract market. Futures contracts trade on a number of exchanges, and clear through their clearing corporations. The Fund may enter into contracts for the purchase or sale for future delivery of fixed-income securities, foreign currencies, or financial indices including any index of US government securities, foreign government securities or corporate debt securities. The Fund may enter into futures contracts which are based on debt securities that are backed by the full faith and credit of the US government, such as long-term US Treasury Bonds, Treasury Notes, Government National Mortgage Association modified pass-through mortgage-backed securities and three-month US Treasury Bills. The Fund may also enter into futures contracts which are based on bonds issued by governments other than the US government. Futures contracts on foreign currencies may be used to hedge against securities that are denominated in foreign currencies.

At the same time a futures contract is entered into, the Fund must allocate cash or securities as a deposit payment ("initial margin"). The initial margin deposits are set by exchanges and may range between 1% and 10% of a contract's face value. Daily thereafter, the futures contract is valued and the payment of `variation margin' may be required, since each day the Fund provides or receives cash that reflects any decline or increase in the contract's value.

Although futures contracts (other than those that settle in cash such as index futures) by their terms call for the actual delivery or acquisition of the instrument underlying the contract, in most cases the contractual obligation is fulfilled by offset before the date of the contract without having to make or take delivery of the instrument underlying the contract. The offsetting of a contractual obligation is accomplished by entering into an opposite position in the identical futures contract on the commodities exchange on which the futures contract was entered into (or a linked exchange). Such a transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the instrument underlying the contract. Since all transactions in the futures market are made, offset or fulfilled through a clearinghouse associated with the exchange on which the contracts are traded, the Fund incurs brokerage fees when it enters into futures contracts.

The assets in the segregated asset account maintained to cover the Fund's obligations with respect to such futures contracts will consist of cash or securities acceptable to the broker from its Fund in an amount equal to the difference between the fluctuating market value of such futures contracts and the aggregate value of the initial and variation margin payments made by the Fund with respect to such futures contracts.

The ordinary spreads between prices in the cash and futures market, due to differences in the nature of those markets, are subject to distortions. First, all participants in the futures market are subject to initial and variation margin requirements. Rather than meeting additional variation margin requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures market depends on most participants entering into offsetting transactions rather than making or taking delivery. To the extent that many participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the margin deposit requirements in the futures market are less onerous than margin lending requirements in the securities market. Therefore, increased participation by speculators in the futures market may cause temporary price distortions. Due to the possibility of distortion, a correct forecast of general interest rate or currency exchange rate trends by the Adviser may still not result in a successful transaction.

Futures contracts entail risks. Although the Adviser believes that use of such contracts will benefit the Fund, if the Adviser's investment judgment about the general direction of interest rates is incorrect, the Fund's overall performance would be poorer than if it had not entered into any such contract. For example, if the Fund has hedged against the possibility of an increase in interest rates which would adversely affect the price of debt securities held in its Fund and interest rates decrease instead, the Fund will lose part or all of the benefit of the increased value of its debt securities which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell debt securities from its Fund to meet daily variation margin requirements. Such sales of bonds may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

Options on Futures Contracts. The Fund may purchase and write options on futures contracts for hedging purposes. The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. For example, when the Fund is not fully invested it may purchase a call option on an interest rate sensitive futures contract to hedge against a potential price increase on debt securities due to declining interest rates. The purchase of a put option on a futures contract is similar in some respects to the purchase of protective put options on Fund securities. For example, the Fund may purchase a put option on an interest rate sensitive futures contract to hedge its Fund against the risk of a decline in the prices of debt securities due to rising interest rates.

The writing of a call option on a futures contract may constitute a partial hedge against declining prices of Fund securities which are the same as or correlate with the security or currency which is deliverable upon exercise of the futures contract. If the futures price at expiration of the option is below the exercise price, the Fund retains the full amount of the option premium which provides a partial hedge against any decline that may have occurred in the Fund's Fund holdings. The writing of a put option on a futures contract may constitute a partial hedge against increasing prices of the security or foreign currency which is deliverable upon exercise of the futures contract. If the futures price at expiration of the option is higher than the exercise price, the Fund retains the full amount of the option premium which provides a partial hedge against any increase in the price of securities which the Fund intends to purchase. If a put or call option the Fund has written is exercised, the Fund incurs a loss which is reduced by the amount of the premium it receives. Depending on the degree of correlation between changes in the value of its Fund securities and changes in the value of its futures positions, the Fund's losses from existing options on futures may to some extent be reduced or increased by changes in the value of Fund securities.

The amount of risk the Fund assumes when it purchases an option on a futures contract is the premium paid for the option plus related transaction costs. In addition to the correlation risks discussed above, the purchase of an option also entails the risk that changes in the value of the underlying futures contract will not be fully reflected in the value of the option purchased.

Future Contracts on Domestic and Foreign Securities Indices

The Fund may enter into futures contracts providing for cash settlement based upon changes in the value of an index of domestic or foreign securities. This investment technique may be used as a low-cost method of gaining exposure to a particular securities market without investing directly in those securities or to hedge against anticipated future changes in general market prices which otherwise might either adversely affect the value of securities held by the Fund or adversely affect the prices of securities which are intended to be purchased at a later date for the Fund.

When used for hedging purposes, each transaction in futures contracts on a securities index involves the establishment of a position which the Adviser believes will move in a direction opposite to that of the investment being hedged. If these hedging transactions are successful, the futures positions taken for the Fund will rise in value by an amount which approximately offsets the decline in value of the portion of the Fund's investments that are being hedged. Should general market prices move in an unexpected manner, the full anticipated benefits of futures contracts may not be achieved or a loss may be realized.

Although futures contracts on securities indices would be entered into for hedging purposes only, such transactions do involve certain risks. These risks include a lack of correlation between the futures contract and the foreign equity market being hedged, and incorrect assessments of market trends which may result in poorer overall performance than if a futures contract had not been entered into.

Investment Restrictions on Future Transactions

The Fund will not enter into any futures contracts or options on futures contracts if immediately thereafter the amount of margin deposits on all the futures contracts of the Fund and premiums paid on outstanding options on futures contracts owned by the Fund (other than those entered into for bona fide hedging purposes) would exceed 5% of the Fund's net asset value, after taking into account unrealized profits and unrealized losses on any such contracts.

Currency Exchange Transactions

Because the Fund buys and sells securities denominated in currencies other than the US dollar and receives interest, dividends and sale proceeds in currencies other than the US dollar, the Fund from time to time may enter into currency exchange transactions to convert to and from different foreign currencies and to convert foreign currencies to and from the US dollar. The Fund either enters into these transactions on a spot (ie,, cash) basis at the spot rate prevailing in the foreign currency exchange market or uses forward contracts to purchase or sell foreign currencies.

Forward Currency Exchange Contracts

A forward currency exchange contract is an obligation by the Fund to purchase or sell a specific currency at a future date. Forward foreign currency exchange contracts establish an exchange rate at a future date. These contracts are transferable in the interbank market conducted directly between currency traders (usually large commercial banks and brokerages) and their customers. A forward currency exchange contract may not have a deposit requirement and may be traded at a net price without commission. The Fund maintains with its custodian a segregated account of cash or liquid securities in an amount at least equal to its obligations under each forward foreign currency exchange contract. Neither spot transactions nor forward foreign currency exchange contracts eliminate fluctuations in the prices of the Fund's securities or in foreign exchange rates, or prevent loss if the prices of these securities should decline.

The Fund may enter into currency hedging transactions in an attempt to protect against changes in currency exchange rates between the trade and settlement dates of specific securities transactions or changes in currency exchange rates that would adversely affect a Fund position or an anticipated investment position. Since consideration of the prospect for currency parities will be incorporated into the Adviser's long-term investment decisions, the Fund will not routinely enter into currency hedging transactions with respect to securities transactions; however, the Adviser believes that it is important to have the flexibility to enter into currency hedging transactions when it determines that the transactions would be in the Fund's best interest. Although these transactions tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might be realized should the value of the hedged currency increase. The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of such securities between the date the forward contract is entered into and the date it matures. The projection of currency market movements is extremely difficult, and the successful execution of a hedging strategy is highly uncertain.

While these contracts are not presently regulated by the CFTC, it may in the future assert authority to regulate forward contracts. In such event the Fund's ability to utilize forward contracts may be restricted. Forward contracts may reduce the potential gain from a positive change in the relationship between the US dollar and foreign currencies. Unanticipated changes in currency prices may result in poorer overall performance for the Fund than if it had not entered into such contracts. The use of foreign currency forward contracts may not eliminate fluctuations in the underlying US dollar equivalent value of the prices of or rates of return on the Fund's foreign currency denominated Fund securities and the use of such techniques will subject the Fund to certain risks.

The matching of the increase in value of a forward contract and the decline in the US dollar equivalent value of the foreign currency denominated asset that is the subject of the hedge generally will not be precise. In addition, the Fund may not always be able to enter into foreign currency forward contracts at attractive prices and this will limit the Fund's ability to use such contracts to hedge or cross-hedge its assets. Also, with regard to the Fund's use of cross-hedges, there can be no assurance that historical correlations between the movement of certain foreign currencies relative to the US dollar will continue.

Thus, at any time a poor correlation may exist between movements in the exchange rates of the foreign currencies underlying the Fund's cross-hedges and the movements in the exchange rates of the foreign currencies in which the Fund's assets that are the subject of such cross-hedges are denominated.

Options on Foreign Currencies

The Fund may purchase and write options on foreign currencies for hedging purposes in a manner similar to that in which futures contracts on foreign currencies, or forward contracts, will be utilized. For example, a decline in the dollar value of a foreign currency in which Fund securities are denominated will reduce the dollar value of such securities, even if their value in the foreign currency remains constant. In order to protect against such diminutions in the value of Fund securities, the Fund may purchase put options on the foreign currency. If the value of the currency does decline, the Fund will have the right to sell such currency for a fixed amount in dollars and will thereby offset, in whole or in part, the adverse effect on its Fund which otherwise would have resulted.

Conversely, where a rise in the dollar value of a currency in which securities to be acquired are denominated is projected, thereby increasing the cost of such securities, the Fund may purchase call options thereon. The purchase of such options could offset, at least partially, the effects of the adverse movements in exchange rates. As in the case of other types of options, however, the benefit to the Fund deriving from purchases of foreign currency options will be reduced by the amount of the premium and related transaction costs. In addition, where currency exchange rates do not move in the direction or to the extent anticipated, the Fund could sustain losses on transactions in foreign currency options which would require it to forego a portion or all of the benefits of advantageous changes in such rates.

The purchase of an option on foreign currency may be used to hedge against fluctuations in exchange rates although, in the event of exchange rate movements adverse to the Fund's position, it may forfeit the entire amount of the premium plus related transaction costs. In addition, the Fund may purchase call options on a foreign currency when the Adviser anticipates that the currency will appreciate in value.

The Fund may write options on foreign currencies for the same types of hedging purposes. For example, where the Adviser anticipates a decline in the dollar value of foreign currency denominated securities due to adverse fluctuations in exchange rates the Fund could, instead of purchasing a put option, write a call option on the relevant currency. If the expected decline occurs, the options will most likely not be exercised, and the diminution in value of Fund securities will be offset by the amount of the premium received.

Similarly, instead of purchasing a call option to hedge against an anticipated increase in the dollar cost of securities to be acquired, the Fund could write a put option on the relevant currency which, if rates move in the manner projected, will expire unexercised and allow the Fund to hedge such increased cost up to the amount of the premium. As in the case of other types of options, however, the writing of a foreign currency option constitutes only a partial hedge up to the amount of the premium, and only if rates move in the expected direction. If this does not occur, the option may be exercised and the Fund would be required to purchase or sell the underlying currency at a loss which may not be offset by the amount of the premium. Through the writing of options on foreign currencies, the Fund also may be required to forego all or a portion of the benefits which might otherwise have been obtained from favorable movements in exchange rates.

The Fund may write covered call options on foreign currencies. A call option written on a foreign currency by the Fund is "covered" if the Fund owns the underlying foreign currency covered by the call or has an absolute and immediate right to acquire that foreign currency without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other foreign currency held in its Fund. A call option is also covered if the Fund has a call on the same foreign currency and in the same principal amount as the call written where the exercise price of the call held (a) is equal to or less than the exercise price of the call written or (b) is greater than the exercise price of the call written if the difference is maintained by the Fund in cash or liquid securities in a segregated account with its custodian.

The Fund also may write call options on foreign currencies that are not covered for cross-hedging purposes. A call option on a foreign currency is for cross-hedging purposes if it is not covered, but is designed to provide a hedge against a decline in the US dollar value of a security which the Fund owns or has the right to acquire and which is denominated in the currency underlying the option due to an adverse change in the exchange rate. In such circumstances, the Fund collateralizes the option by maintaining in a segregated account with its custodian, cash or liquid securities in an amount not less than the value of the underlying foreign currency in US dollars marked to market daily.

There is no assurance that a liquid secondary market will exist for any particular option, or at any particular time. If the Fund is unable to effect a closing purchase transaction with respect to covered options it has written, the Fund will not be able to sell the underlying currency or dispose of assets held in a segregated account until the options expire or are exercised. Similarly, if the Fund is unable to effect a closing sale transaction with respect to options it has purchased, it would have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying currency. The Fund pays brokerage commissions or spreads in connection with its options transactions.

As in the case of forward contracts, certain options on foreign currencies are traded over-the-counter and involve liquidity and credit risks which may not be present in the case of exchange-traded currency options. In some circumstances, the Fund's ability to terminate OTC Options may be more limited than with exchange-traded options. It is also possible that broker-dealers participating in OTC Options transactions will not fulfill their obligations. The Fund intends to treat OTC Options as not readily marketable and therefore subject to the Fund's 15% limit on illiquid securities.


                          INVESTMENT RESTRICTIONS

For the benefit of shareholders, the Fund has adopted the following restrictions, which are fundamental policies and cannot be changed without the approval of a majority of the Fund's outstanding voting securities.1

The following investment restrictions apply to the Fund. The Fund may not:

         1. Borrow money or pledge, mortgage or hypothecate any of its assets except that the Fund may borrow on a secured or unsecured basis as a temporary measure for extraordinary or emergency purposes. Such temporary borrowing may not exceed 5% of the value of such Fund's total assets when the borrowing is made.

         2. Act as underwriter of securities issued by other persons, except to the extent that, in connection with the disposition of Fund securities, it may technically be deemed to be an underwriter under certain securities laws.

         3. Invest in interests in oil, gas, or other mineral exploration or development programs, although it may invest in the marketable securities of companies which invest in or sponsor such programs.

         4. Issue any senior security (as defined in the Investment Company Act of 1940, as amended). Borrowings permitted by
                  Item 1 above are not senior securities.

         5. Invest 25% or more of the value of its total assets in the securities (other than Government Securities or the securities of other regulated investment companies) of any one issuer, or of two or more issuers which the Fund controls and which are determined to be engaged in the same industry or similar trades or businesses or related trades or businesses.

         6. Invest 25% or more of the value of its total assets in any one industry.

As a fundamental policy the Fund reserves the ability to make loans or to invest in commodities, real estate or interests in real estate without limitation, and the Fund expects to make such loans and investments from time to time in accordance with applicable law, including the lending of Fund securities, making or purchasing interests in commercial loans, investments in commodities for hedging purposes and investments in partnership and other interests in real estate.

The Fund is required to comply with the above fundamental investment restrictions applicable to it only at the time the relevant action is taken. A Fund is not required to liquidate an existing position solely because a change in the market value of an investment or a change in the value of the Fund's net or total assets causes it not to comply with the restriction at a future date. A Fund will not purchase any Fund securities while any borrowing exceeds 5% of its total assets.


                          MANAGEMENT OF THE TRUST

The Board of Trustees of the Trust oversees the management of the Fund. The Trustees are responsible for such matters as reviewing and approving fundamental operating, financial, and corporate governance policies; evaluating the Adviser's performance; determining management fees; and reviewing and approving procedures for providing financial and operational information to the Board.

Trustees and officers of the Fund, together with information as to their principal business occupations during at least the last five years, are shown below. Each trustee who is deemed to be an "interested person" of the Fund, as defined in the 1940 Act, is indicated by an asterisk.



                                                     Principal Occupation During
NAME & Address             Age      Position(s)      Past 5 Years
--------------             ---      -----------      ---------------------------

DAVID M. BARSE*            39       President        President (5/98 to
767 Third Avenue                    and Chief        Present), and
New York, NY 10017-2023             Operating        Executive Vice
                                    Officer          President (4/95 to
                                    Director         5/98) of the Trust;
                                    (COO),           President, Chief
                                    Insurance        Operating Officer and
                                    and Trustee      Director (7/96 to
                                    Present),        Present) of Danielson
                                                     Holding Corporation;
                                                     (8/96 to Present) of
                                                     National American
                                                     Company of California;
                                                     President (2/98 to
                                                     Executive Vice
                                                     President (4/95 to
                                                     2/98), and Director
                                                     (4/95 to Present) of
                                                     EQSF Advisers, Inc.;
                                                     Chief Executive
                                                     Officer (2/98 to
                                                     Present), President
                                                     (6/95 to Present),
                                                     Director, Chief
                                                     Operating Officer
                                                     (1/95 to Present),
                                                     Secretary (1/95 to
                                                     1/96) and Executive
                                                     Vice President (1/95
                                                     to 6/95) of MJWHC;
                                                     Chief Executive
                                                     Officer (2/98 to
                                                     Present), President
                                                     (6/95 to Present),
                                                     Director and COO (1/95
                                                     to Present), Secretary
                                                     (1/95 to 1/96),
                                                     Executive Vice
                                                     President (1/95 to
                                                     6/95) of M.J. Whitman,
                                                     Inc.; Chief Executive
                                                     Officer (2/98 to
                                                     Present), President
                                                     (6/95 to Present),
                                                     Director and COO (1/95
                                                     to Present), Executive
                                                     Vice President (1/95
                                                     to 6/95) and Corporate
                                                     Counsel (10/92 to
                                                     12/95) of M.J. Whitman
                                                     Advisers, Inc.;
                                                     President (6/99 to
                                                     Present) of Third
                                                     Avenue Variable Series
                                                     Trust; Director (6/97
                                                     to Present) of CGA
                                                     Group, Ltd; Trustee of
                                                     Third Avenue Variable
                                                     Series Trust (9/01 to
                                                     Present), Trustee of
                                                     the Trust since
                                                     September, 2001.



PHYLLIS W. BECK*(1)        75       Trustee          An Associate Judge
GSB Bldg. Suite 800                                  (1981 to Present) of
City Line & Belmont Ave.                             the Superior Court of
Bala Cynwyd, PA 19004-1611                           Pennsylvania; Trustee
                                                     of Third Avenue
                                                     Variable Series Trust
                                                     (1999 to Present);
                                                     Trustee or Director of
                                                     the Trust or its
                                                     predecessor since
                                                     November, 1992.


LUCINDA FRANKS             55      Trustee           Journalist (1969 to
64 East 86th Street                                  Present); Author "Wild
New York, NY 10028                                   Apples" (1990),
1971                                                 "Waiting Out a War;
                                                     The Exile of Private
                                                     John Picciano (1974);
                                                     Winner of the Pulitzer
                                                     Prize for Journalism;
                                                     Trustee of Third
                                                     Avenue Variable Series
                                                     Trust (1999 to
                                                     Present); Trustee of
                                                     the Trust since
                                                     February, 1998.


GERALD HELLERMAN           64      Trustee           Managing Director
10965 Eight Bells Lane                               (8/93 to Present) of
consulting firm;                                     Hellerman Associates,
Columbia, MD 21044                                   a financial and
                                                     corporate Chief
                                                     Financial Analyst
                                                     (1976 to 7/93) of the
                                                     Antitrust Division of
                                                     U.S. Department of
                                                     Justice; Director of
                                                     Clemente Global
                                                     Strategic Value Fund
                                                     (9/98 to Present);
                                                     Trustee of Third
                                                     Avenue Variable Series
                                                     Trust (1999 to
                                                     Present); Trustee or
                                                     Director of the Trust
                                                     or its predecessor
                                                     since September, 1993.


MARVIN MOSER,              77       Trustee          Trustee (1992 to
M.D.                                                 Present) of the
Professor of                                         Trudeau Institute, a
13 Murray Hill Road                                  medical research
University School                                    institute; Clinical
Scarsdale, NY 10583                                  Medicine (1984 to
to                                                   Present) at Yale of
                                                     Medicine; Senior
                                                     Medical Consultant
                                                     (1972 Present) for the
                                                     National High Blood
                                                     Pressure Education
                                                     Program of the
                                                     National Heart, Lung
                                                     and Blood Institute;
                                                     Chairman (1977) and a
                                                     member in 1980, 1984,
                                                     1988, 1992 and 1996 of
                                                     the Joint National
                                                     Committee on
                                                     Detection, Evaluation
                                                     and Treatment of High
                                                     Blood Pressure for the
                                                     National Heart, Lung
                                                     and Blood Institute;
                                                     Director of AMBI Corp.
                                                     (1997 to Present);
                                                     Trustee of Third
                                                     Avenue Variable Series
                                                     Trust (1999 to
                                                     Present); Trustee or
                                                     Director of the Trust
                                                     or its predecessor
                                                     since November, 1994.


DONALD RAPPAPORT           75       Trustee          Private investor and
1619 31st Street, N.W.                               consultant (1987 to
and                                                  May, 1997 and May,
Washington, D.C. 20007                               1999 to Present);
                                                     Chief Financial Chief
                                                     Information Officer
                                                     for the U.S.
                                                     Department of
                                                     Education (May, 1997
                                                     to May, 1999);
                                                     President and Chief
                                                     Operating Officer
                                                     (3/90 to 12/90) of
                                                     Third Avenue Value
                                                     Fund, Inc. and Equity
                                                     Strategies Fund, Inc.
                                                     (1984 to 12/90);
                                                     Director (1987 to
                                                     4/94) of Equity
                                                     Strategies Fund, Inc.;
                                                     President (1989 to
                                                     12/90) of Whitman
                                                     Advisers, Ltd., an
                                                     investment adviser;
                                                     Registered Securities
                                                     Representative (1989
                                                     to 1991) of M.J.
                                                     Whitman & Co., Inc. a
                                                     former broker-dealer;
                                                     Trustee of Third
                                                     Avenue Variable Series
                                                     Trust (1999 to
                                                     Present); Trustee or
                                                     Director of the Trust
                                                     or its predecessor
                                                     from November, 1991 to
                                                     May, 1997 and since
                                                     June, 1999.


MYRON M. SHEINFELD         71       Trustee          Senior Counsel (4/01
1900 Pennzoil Place,                                 to present) of Akin,
South Tower                                          Gump, Strauss, Hauer &
711 Louisiana Street                                 Feld, LLP; Counsel to
Houston, TX 77002                                    (12/96 to 4/01) and
                                                     Shareholder (1968 to
                                                     12/96) of Sheinfeld,
                                                     Maley & Kay P.C., a
                                                     law firm; Adjunct
                                                     Professor (1975 to
                                                     1991) of the
                                                     University of Texas
                                                     Law School; Director
                                                     (1984 to 1992) of
                                                     Equity Strategies
                                                     Fund, Inc.; Director
                                                     (1988 to Present) of
                                                     Nabors Industries,
                                                     Inc., an international
                                                     oil drilling
                                                     contractor; Director
                                                     (11/98 to 4/01) of
                                                     Anchor Glass Container
                                                     Corp.; Director (6/99
                                                     to 11/00) of Repap
                                                     Enterprises Inc.;
                                                     former Consultant
                                                     (11/90 to 4/95) to
                                                     Meyer Hendricks Victor
                                                     Osborn & Maledon, a
                                                     law firm in Phoenix,
                                                     Arizona; Co-Editor and
                                                     Co-Author "Collier on
                                                     Bankruptcy 15th
                                                     Edition Revised" and
                                                     "Collier on Bankruptcy
                                                     Taxation"; Trustee of
                                                     Third Avenue Variable
                                                     Series Trust (1999 to
                                                     Present); Trustee or
                                                     Director of the Trust
                                                     or its predecessor
                                                     since inception.


MARTIN SHUBIK              75       Trustee          Seymour H. Knox
Yale University                                      Professor (1975 to
Dept. of Economics                                   Present) of
Box 2125, Yale Station                               Mathematical and
Avenue                                               Institutional
New Haven, CT 06520                                  Economics, Yale
                                                     University; Director
                                                     (1984 to 4/94) of
                                                     Equity Strategies
                                                     Fund, Inc.; Trustee of
                                                     Third Variable Series
                                                     Trust (1999 to
                                                     Present); Trustee or
                                                     Director of the Trust
                                                     or its predecessor
                                                     since its inception.


CHARLES C. WALDEN          57       Trustee          Executive Vice-President--
11 Williamsburg Circle                               Investments (1973 to
Knights of                                           Present)
Madison, CT 06443                                    (Chief Investment
                                                     Officer) of Columbus,
                                                     a fraternal benefit
                                                     society selling life
                                                     insurance and
                                                     annuities; Chartered
                                                     Financial Analyst;
                                                     Trustee of Third
                                                     Avenue Variable Series
                                                     Trust (1999 to
                                                     Present); Trustee or
                                                     Director of the Trust
                                                     or its predecessor
                                                     since May, 1996.


BARBARA WHITMAN*(1)        42       Trustee          Registered Securities
767 Third Avenue                                     Representative (11/96
New York, NY 10017-2023                              to Present) of M.J.
                                                     Whitman, Inc., a
                                                     broker-dealer and the
                                                     Fund's underwriter;
                                                     Director (4/95 to
                                                     Present) of EQSF
                                                     Advisers, Inc., the
                                                     Fund's investment
                                                     adviser; Director
                                                     (4/99 to Present) of
                                                     M.J. Whitman Holding
                                                     Corp. (MJWHC), a
                                                     holding company
                                                     managing investment
                                                     subsidiaries and an
                                                     investment adviser to
                                                     private and
                                                     institutional clients;
                                                     Director (12/99 to
                                                     Present) of The Beck
                                                     Institute; Director
                                                     (8/97 to 6/98) of
                                                     Riverside State
                                                     Company, a theater;
                                                     House Manager (1/94 to
                                                     8/94) of Whiting
                                                     Auditorium, a theater;
                                                     Substitute Teacher
                                                     (1/92 to 6/93) of
                                                     National-Louis
                                                     University Movement
                                                     Center, a university;
                                                     Trustee of Third
                                                     Avenue Variable Series
                                                     Trust (1999 to
                                                     Present); Trustee of
                                                     the Trust since
                                                     September, 1997.



MARTIN J. WHITMAN*(1)      77       Chairman,        Chairman and CEO (3/90
767 Third Avenue                    Chief            to Present), President
New York, NY 10017-2023             Executive        (1/91 to 5/98), of the
                                    Officer (CEO),   Trust; Chairman and
                                    and Trustee      CEO (3/90 to Present),
                                                     President (1/91 to
                                                     2/98), of EQSF
                                                     Advisers, Inc.;
                                                     Chairman, CEO (1/1/95
                                                     to Present), President
                                                     (1/1/95 to 6/29/95)
                                                     and Chief Investment
                                                     Officer (10/92 to
                                                     Present) of M.J.
                                                     Whitman Advisers,
                                                     Inc., a subsidiary of
                                                     MJWHC; Chairman, CEO
                                                     (1/1/95 to Present)
                                                     and President (1/1/95
                                                     to 6/29/95) of MJWHC
                                                     and of M.J. Whitman,
                                                     Inc., a subsidiary of
                                                     MJWHC; Distinguished
                                                     Management Fellow
                                                     (1972 to 6/2000) and
                                                     Member of the Advisory
                                                     Board (10/94 to 6/95)
                                                     of the Yale School of
                                                     Management at Yale
                                                     University; Adjunct
                                                     Professor (1/01 to
                                                     Present) of the
                                                     Columbia University
                                                     Graduate School of
                                                     Business; Director and
                                                     Chairman (8/90 to
                                                     Present), President
                                                     (8/90 to 12/90), CEO
                                                     (8/96 to Present),
                                                     Chairman (8/90 to
                                                     8/99) and Chief
                                                     Investment Officer
                                                     (12/90 to 8/96) of
                                                     Danielson Holding
                                                     Corporation, and a
                                                     Director of its
                                                     subsidiaries; Director
                                                     (8/96 to Present) of
                                                     National American
                                                     Insurance Company of
                                                     California; Director
                                                     (3/91 to Present) of
                                                     Nabors Industries,
                                                     Inc., an international
                                                     oil drilling on
                                                     tractor; Director
                                                     (8/97 to 5/2001) of
                                                     Tejon Ranch Co.,
                                                     Director (5/00 to
                                                     Present) of Stewart
                                                     Information Services
                                                     Corp.; President and
                                                     CEO (10/74 to Present)
                                                     of Martin J. Whitman &
                                                     Co., Inc. (formerly
                                                     M.J. Whitman & Co.
                                                     Inc.) a private
                                                     investment company;
                                                     Chairman of the Board
                                                     and Trustee of Third
                                                     Avenue Variable Series
                                                     Trust (1999 to
                                                     Present); Trustee or
                                                     Director of the Trust
                                                     or its predecessor
                                                     since its inception;
                                                     Chartered Financial
                                                     Analyst.


MICHAEL CARNEY             47       Treasurer,       Treasurer and CFO of
767 Third Avenue                    Chief            the Trust (3/90 to
New York, NY 10017-2023             Financial        Present); Treasurer
                                    Officer          and CFO (6/99 to
                                    Officer          Present) of Third
                                    (CFO)            Avenue Variable Series
                                                     Trust; Director
                                                     (1/1/95 to Present),
                                                     Executive Vice
                                                     President, Chief
                                                     Financial (6/29/95 to
                                                     Present) of MJWHC and
                                                     of M.J. Whitman, Inc.;
                                                     Treasurer, Director
                                                     (1/1/95 to Present),
                                                     Executive Vice
                                                     President (6/29/95 to
                                                     Present) and CFO
                                                     (10/92 to Present) of
                                                     M.J. Whitman Advisers,
                                                     Inc.; CFO (8/90 to
                                                     Present) of Danielson
                                                     Holding Corporation;
                                                     Director (8/96 to
                                                     present) of National
                                                     American Insurance
                                                     Company of California;
                                                     CFO and Treasurer
                                                     (5/89 to 4/94) of
                                                     Equity Strategies
                                                     Fund, Inc.; CFO and
                                                     Treasurer (5/89 to
                                                     Present) of EQSF
                                                     Advisers, Inc.


KERRI WELTZ                34      Assistant         Assistant Treasurer
Controller                         Treasurer         (5/96 to Present),
767 Third Avenue                                     (1/96 to 9/01),
New York, NY 10017-2023                              Assistant Controller
                                                     (1/93 to 12/95) and
                                                     Staff Accountant (1/92
                                                     to 12/92) for the
                                                     Trust; Controller
                                                     (1/96 to Present),
                                                     Assistant Controller
                                                     (1/93 to 12/95), and
                                                     Staff Accountant (1/92
                                                     to 12/92) of EQSF
                                                     Advisers, Inc.;
                                                     Assistant Treasurer
                                                     (6/99 to Present) of
                                                     Third Avenue Variable
                                                     Series Trust;
                                                     Controller (8/96 to
                                                     Present), of Danielson
                                                     Holding Corp.;
                                                     Controller (5/96 to
                                                     Present) of Martin J.
                                                     Whitman & Co., Inc.


W. JAMES HALL              37       General          General Counsel and
767 Third Avenue                    Counsel          Secretary (12/00 to
New York, NY 10017-2023             and              Present) of Danielson
                                    Secretary        Holding Corporation;
                                                     General Counsel and
                                                     Secretary (5/00 to
                                                     Present) of MJWHC,
                                                     M.J. Whitman, Inc.,
                                                     and M.J. Whitman
                                                     Advisers, Inc.;
                                                     General Counsel and
                                                     Secretary (6/00 to
                                                     Present) of the Trust;
                                                     General Counsel and
                                                     Secretary (9/00 to
                                                     Present) of EQSF
                                                     Advisers, Inc.;
                                                     General Counsel and
                                                     Secretary (9/00 to
                                                     Present) of Third
                                                     Avenue Variable Series
                                                     Trust; Associate (2/00
                                                     to 6/00) at Paul,
                                                     Weiss, Rifkind,
                                                     Wharton & Garrison
                                                     LLP; Associate (11/96
                                                     to 1/00) at Morgan,
                                                     Lewis & Bockius LLP;
                                                     Associate (2/92 to
                                                     6/96) at Gibson, Dunn
                                                     & Crutcher LLP.


JULIE SMITH                30       Controller       Controller (9/01 to
Controller                                           Present), Assistant
767 Third Avenue                                     (2/97 to 9/01) for the
New York, NY 10017-2023                              Trust; Controller
                                                     (9/01 to Present),
                                                     Assistant Controller
                                                     (6/99 to 9/01) for the
                                                     Third Avenue Variable
                                                     Series Trust;
                                                     Assistant Controller
                                                     (2/97 to Present)
                                                     Martin J. Whitman &
                                                     Co., Inc.


(1) Phyllis W. Beck is the sister of Martin J. Whitman, Chairman, Chief Executive Officer and a Trustee of the Trust and the Aunt of Barbara Whitman, a Trustee of the Trust; Barbara Whitman is the daughter of Martin J. Whitman.

The Trust does not pay any fees to its officers for their services as such, but does pay each Trustee who is not affiliated with the Investment Adviser a fee of $1,500 per Fund for each meeting of the Board of Trustees that he or she attends, in addition to reimbursing all Trustees for travel and incidental expenses incurred by them in connection with their attendance at Board meetings. The Trust also pays each unaffiliated Trustee an annual stipend of $2,000 per Fund in January of each year for the previous year's service. The Trust paid Trustees in the aggregate, $200,182 in such fees and expenses for the year ended October 31, 2000. Trustees do not receive any pension or retirement benefits. The Trustees on the Audit Committee will each receive $1,000 for each bi-annual meeting.

For the fiscal year ended October 31, 2000, the aggregate amount of compensation paid to each Trustee by the Trust is listed below.

                             COMPENSATION TABLE


                                                             TOTAL COMPENSATION
                             AGGREGATE COMPENSATION FROM     FROM REGISTRANT AND
                          REGISTRANT FOR FISCAL YEAR ENDED    FUND COMPLEX PAID
NAME AND POSITION HELD            OCTOBER 31, 2000*              TO TRUSTEES*
----------------------            ----------------          --------------------

David M. Barse, Trustee and Chief       $ 0                         $ 0
      Operating Officer
Phyllis W. Beck, Trustee                $ 0                         $ 0
Lucinda Franks, Trustee               $24,000                     $32,000
Gerald Hellerman, Trustee**           $28,500                     $38,000
Marvin Moser, M.D., Trustee           $28,500                     $38,000
Donald Rappaport, Trustee             $24,000                     $32,000
Myron M. Sheinfeld, Trustee**         $28,500                     $38,000
Martin Shubik, Trustee                $28,500                     $38,000
Charles C. Walden, Trustee**          $28,500                     $38,000
Barbara Whitman, Trustee                $ 0                         $ 0
Martin J. Whitman, Chairman and         $ 0                         $ 0
     Chief Executive Officer

* Amount does not include reimbursed expenses for attending Board meetings, which amounted to $9,682 for all Trustees as a group.

**    Audit Committee Member


                           PRINCIPAL STOCKHOLDERS

         As of September 1, 2001, no person beneficially owned of record or are known to beneficially own of record 5 percent or more of the outstanding common shares of the Fund.

                             INVESTMENT ADVISER

The Investment Adviser to each series of the Trust, including the Fund, is EQSF Advisers, Inc. (the "Adviser"), 74% of which is owned in approximately equal shares by the three adult children of Martin J. Whitman and the remaining 26% of which is owned by senior employees of the Adviser. By reason of his long association with the Adviser and his relationship with his children, Mr. Whitman is Chairman and Chief Executive Officer of the Adviser and may be considered a controlling person of the Adviser.

The Trust and the Investment Adviser have adopted a code of ethics as required by the Investment Company Act and relevant SEC rules. The code of ethics applies to all individuals who have access to or knowledge of the Fund's activities. The code of ethics permits these individuals to transact in securities only pursuant to relevant restrictions adopted in conformance with the Investment Company Act and SEC Rules. Among other things, the Code prohibits access persons from transacting in securities on the same day that the Fund is making similar transactions absent exceptional circumstances.



The following individuals are affiliated persons of the Trust and Adviser:

                     CAPACITY WITH TRUST             CAPACITY WITH ADVISER
                     -------------------             ---------------------
Martin J. Whitman    Chairman and Chief Executive    Chairman and Chief
                     Officer                         Executive Officer

David M. Barse       Trustee, President,             President, Chief Operating
                     Chief Operating Officer         Officer, Director

Michael Carney       Treasurer, Chief Financial      Treasurer, Chief Financial
                     Officer                         Officer

W. James Hall        General Counsel and Secretary   General Counsel and
                                                     Secretary
Kerri Weltz          Assistant Treasurer             Assistant Treasurer

Julie Smith          Contoller                       Controller

Barbara Whitman      Trustee                         Director


                       INVESTMENT ADVISORY AGREEMENT

The investment advisory services of the Adviser are furnished to the Fund pursuant to an Investment Advisory Agreement approved by the Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" as defined in the 1940 Act, and by the sole shareholder of the Fund on the date.

After the initial two-year term, the Investment Advisory Agreement will continue from year to year if approved annually by the Board of Trustees of the Trust or a majority of the outstanding voting securities of the Trust, and by vote of a majority of the Trustees who are not parties to the Investment Advisory Agreement or "interested persons" (as defined in the 1940 Act) of such parties, cast in person at a meeting called for the purpose of voting on such approval. The Investment Advisory Agreements may be terminated at any time without penalty, upon 60 days written notice by either party to the other, and will automatically be terminated upon any assignment thereof.

For the investment advisory services provided by the Adviser, the Fund pays the Adviser a monthly fee in an amount equal to 1/12 of 1.25% (an annual rate of 1.25%) on the average daily net assets in the Fund during the prior month. The Adviser also serves as investment adviser to other series of the Trust.

Under the Investment Advisory Agreement, the Adviser supervises and assists in the management of the Fund, provides investment research and research evaluation and makes and executes recommendations for the purchase and sale of securities. The Adviser furnishes at its expense all necessary office equipment and personnel necessary for performance of the obligations of the Adviser and pays the compensation of officers of the Trust. However, in the event that any person serving as an officer of the Trust has both executive duties attendant to such offices and administrative duties to the Trust apart from such office, the Adviser does not pay any amount relating to the performance of such administrative duties.

All other expenses incurred in the operation of the Fund and the continuous offering of its shares, including taxes, fees and commissions, bookkeeping expenses, Fund employees, expenses of redemption of shares, charges of administrators, custodians and transfer agents, auditing and legal expenses and fees of outside Trustees are borne by the Fund. Any expense which cannot be allocated to a specific Fund will be allocated to each series of the Trust based on their relative net asset values on the date the expense is incurred. From time to time, the Adviser may waive receipt of its fees and/or assume certain expenses of the Fund, which would have the effect of lowering the expense ratio of the Fund and increasing yield to investors. Under current arrangements whenever in any fiscal year the normal operating expenses, including the investment advisory fee, but excluding brokerage commissions and interest and taxes, of the Fund or exceeds 1.75% of average daily net assets of the Fund, the Adviser is currently obligated to reimburse the Fund in an amount equal to that excess. If the Fund's operating expenses fall below the expense limitation, it will begin repaying the Adviser for the amount contributed on behalf of the Fund. This repayment will continue for up to three years after the end of the fiscal year in which an expense is reimbursed by the Adviser, subject to the expense limitation, until the Adviser has been paid for the entire amount contributed or such three year period expires. Either the Adviser or the Trust may terminate the foregoing reimbursement arrangements at any time.


                                DISTRIBUTOR

The distribution services of M.J. Whitman, Inc., 767 Third Avenue, New York, NY 10017 ("MJW" or the "Distributor") are furnished to the Trust pursuant to a Distribution Agreement (the "Distribution Agreement"). Under such agreements, the Distributor shall (1) assist in the sale and distribution of the Trust's shares; and (2) qualify and maintain the qualification as a broker-dealer in such states where shares of the Fund is registered for sale.

Such Distribution Agreement will remain in effect provided that it is approved at least annually by the Board of Trustees or by a majority of the Trust's outstanding shares, and in either case, by a majority of the Trustees who are not parties to the Distribution Agreement or interested persons of any such party. Such Distribution Agreement terminates automatically if it is assigned and may be terminated without penalty by either party on not less than 60 days written notice.


                               ADMINISTRATOR

The Trust has entered into a Services Agreement (the "Services Agreement") with PFPC Inc. (including its predecessors in interest "PFPC"). The Services Agreement provides that PFPC shall provide certain accounting, transfer agency and shareholder services to the Fund other than those relating to the investment Fund of the Fund, the distribution of the Fund and the maintenance of the Fund's financial records. The Services Agreement has an initial three year term and may be terminated at any time (effective after such initial term) without penalty, upon 180 days written notice by either party to the other, and will automatically be terminated upon any assignment thereof. The Trust's have entered into an Administration Agreement (the "Administration Agreement") with the Adviser, which provides that the Adviser shall provide all other administrative services to the Trust other than those relating to the investment Fund of its series, the distribution of the Fund and the maintenance of the Trust's financial records and those performed by PFPC under the Services Agreement. The Adviser has entered into a Sub-Administration Agreement with PFPC pursuant to which PFPC performs certain of those services on behalf of the Adviser. The Administration Agreement has an initial three year term and may be terminated at any time (effective after such initial term) without penalty, upon 180 days written notice by either party to the other, and will automatically be terminated upon any assignment thereof. The Trust has agreed to pay the Adviser an amount equal to $175,000 per annum plus an amount equal to 50% of the difference between (i)(x) $174,000 plus (y) an amount equal to .01% of average net assets of all of the funds issued by the Trust in excess of $1 billion minus (ii) $175,000, and the Adviser has agreed to pay PFPC $175,000 per annum pursuant to the Sub-Administration Agreement.

                                 CUSTODIAN

Custodial Trust Company, 101 Carnegie Center, Princeton, NJ 08540-6231, serves as custodian for the Trust pursuant to a custodian agreement. Under such agreement, the Custodian (1) maintains a separate account or accounts in the name of the Fund; (2) holds and transfers Fund securities on account of the Fund; (3) accepts receipts and makes disbursements of money on behalf of each Fund; (4) collects and receives all income and other payments and distributions on account of the Fund's securities; and (5) makes periodic reports to the Board of Trustees concerning the Fund's operations. Custodial Trust Company will custody the Fund's assets with foreign custodians pursuant to the requirements of Rule 17f-5.


                               TRANSFER AGENT

PFPC, Inc., 211 South Gulph Road, P.O. Box 61503, King of Prussia, PA 19406, is the transfer agent of the Fund.


                          INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP, 1177 Avenue of the Americas, New York, NY 10036, is the independent public accountants for the Fund. The independent public accountants audit the financial statements of the Fund following the end of each fiscal year and provide a report to the Board of Trustees of the results of the audit.


                           FUND TRADING PRACTICES

Under the Investment Advisory Agreement between the Trust and the Adviser, the Adviser has the responsibility of selecting brokers and dealers. The Adviser must place Fund transactions with brokers and dealers who render satisfactory service in the execution of orders at the most favorable prices and at reasonable commission rates, but has discretion to pay a greater amount if it, in good faith, determines that such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, either in terms of that particular transaction or in fulfilling the overall responsibilities of the Adviser to the Fund. Where transactions are executed in the over-the-counter market, or in the "third market" (the over-the-counter market in listed securities), the Fund will normally first seek to deal with the primary market makers. However, when the Fund considers it advantageous to do so, they will utilize the services of brokers, but will, in all cases, attempt to negotiate the best price and execution. The determination of what may constitute the most favorable price and execution in a securities transaction by a broker involves a number of considerations, including, without limitation, the overall direct net economic result to the Fund (involving both price paid or received and any commissions or other costs paid), the efficiency with which the transaction is effected, the ability to effect the transaction at all if selling large blocks is involved, the availability of the broker to stand ready to execute possibly difficult transactions in the future and the financial strength and stability of the broker. Such considerations are judgmental and are weighed by management in determining the overall reasonableness of brokerage commissions paid. In allocating any such Fund brokerage on a national securities exchange, the Fund may consider the research, statistical and other factual information and services provided by brokers from time to time to the Adviser. Such services and information are available to the Adviser for the benefit of all clients of the Adviser and its affiliates and it is not practical for the Adviser to assign a particular value to any such service.

The Adviser intends to use brokers affiliated with the Adviser as brokers for the Fund where, in its judgment, such firms will be able to obtain a price and execution at least as favorable as other qualified brokers. David
M. Barse, Michael Carney and W. James Hall, who are executive officers of the Trust and the Adviser, are also executive officers of MJW and M.J. Whitman Senior Debt Corp. ("Senior Debt Corp."), a broker of private debt instruments under common control with MJW.

In determining the commissions to be paid to MJW and Senior Debt Corp., it is the policy of the Fund that such commissions will, in the judgment of the Adviser, be (i) at least as favorable as those which would be charged by other qualified brokers having comparable execution capability and (ii) at least as favorable as commissions contemporaneously charged by MJW or Senior Debt Corp., as the case may be, on comparable transactions for its most favored unaffiliated customers, except for any customers of MJW or Senior Debt Corp., as the case may be, considered by a majority of the disinterested Trustees not to be comparable to the Fund. The Fund does not deem it practicable and in its best interests to solicit competitive bids for commission rates on each transaction. However, consideration is regularly given to information concerning the prevailing level of commissions charged on comparable transactions by other qualified brokers.

The Trustees from time to time, at least on a quarterly basis, will review, among other things, all the Fund's transactions including information relating to the commissions charged by MJW and Senior Debt Corp. to the Fund and to their other customers, and information concerning the prevailing level of commissions charged by other qualified brokers. In addition, the procedures pursuant to which MJW and Senior Debt Corp. effects brokerage transactions for the Fund must be reviewed and approved no less often than annually by a majority of the disinterested Trustees.

The Adviser expects that it will execute a portion of the Fund's transactions through qualified brokers other than MJW and Senior Debt Corp. In selecting such brokers, the Adviser will consider the quality and reliability of the brokerage services, including execution capability and performance, financial responsibility, and investment information and other research provided by such brokers. Accordingly, the commissions charged by any such broker may be greater than the amount another firm might charge if management of the Trust determines in good faith that the amount of such commissions is reasonable in relation to the value of the brokerage services and research information provided by such broker to the Fund. Management of the Trust believes that the research information received in this manner provides the Fund with benefits by supplementing the research otherwise available to the Fund. Over-the-counter purchases and sales will be transacted directly with principal market makers, except in those circumstances where the Fund can, in the judgment of its management, otherwise obtain better prices and execution of orders.

To the knowledge of the Fund, no affiliated person of the Fund receives give-ups or reciprocal business in connection with security transactions of the Fund. The Fund does not effect securities transactions through brokers in accordance with any formula, nor will they take the sale of Fund shares into account in the selection of brokers to execute security transactions. However, brokers who execute brokerage transactions for the Fund, including MJW and Senior Debt Corp., from time to time may effect purchases of Fund shares for their customers.


                              PURCHASE ORDERS

The Fund reserves the right, in its sole discretion, to refuse purchase orders. Without limiting the foregoing, the Fund will consider exercising such refusal right when it determines that it cannot effectively invest the available funds on hand in accordance with the Fund's investment policies.


                            REDEMPTION OF SHARES

The procedure for redemption of Fund shares under ordinary circumstances is set forth in the Prospectus. In unusual circumstances, such as in the case of a suspension of the determination of net asset value, the right of redemption is also suspended and, unless redeeming shareholders withdraw their certificates from deposit, they will receive payment of the net asset value next determined after termination of the suspension. The right of redemption may be suspended or payment upon redemption deferred for more than seven days: (a) when trading on the New York Stock Exchange (the "NYSE") is restricted; (b) when the NYSE is closed for other than weekends and holidays; (c) when the SEC has by order permitted such suspension; or
(d) when an emergency exists making disposal of Fund securities or valuation of net assets of a Fund not reasonably practicable; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions prescribed in (a), (c) or (d) exist.

REDEMPTION IN KIND

The Trust has elected to be governed by Rule 18f-1 under the Investment Company Act of 1940 pursuant to which such Fund is obligated during any 90 day period to redeem shares for any one shareholder of record solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund at the beginning of such period. Should a redemption exceed such limitation, a Fund may deliver, in lieu of cash, readily marketable securities from its Fund. The securities delivered will be selected at the sole discretion of the Fund, will not necessarily be representative of the entire Fund and may be securities which the Fund would otherwise sell. The redeeming shareholder will usually incur brokerage costs in converting the securities to cash. The method of valuing securities used to make the redemptions in kind will be the same as the method of valuing Fund securities and such valuation will be made as of the same time the redemption price is determined.

For purposes of determining the Fund's net asset value per share, readily marketable Fund securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected at the close of the regular trading session of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day, then the security is valued by such method as the Board of Trustees shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other national securities exchanges or admitted to trading on the National Association of Securities Dealers Automated Quotations, Inc. ("NASDAQ") National List are valued in a like manner. Fund securities traded on more than one national securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the tape at the close of the exchange representing the principal market for such securities.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter but excluding securities admitted to trading on the NASDAQ National List, are valued at the mean of the current bid and asked prices as reported by NASDAQ or, in the case of securities not quoted by NASDAQ, the National Quotation Bureau or such other comparable sources as the Board of Trustees deems appropriate to reflect their fair value.

United States Government obligations and other debt instruments having sixty days or less remaining until maturity are stated at amortized cost. Debt instruments having a greater remaining maturity will be valued at the highest bid price obtained from a dealer maintaining an active market in that security or on the basis of prices obtained from a pricing service approved as reliable by the Board of Trustees. All other investment assets, including restricted and not readily marketable securities, are valued under procedures established by and under the general supervision and responsibility of the Trust's Board of Trustees designed to reflect in good faith the fair value of such securities.

As indicated in the Prospectus, the net asset value per share of the Fund's shares will be determined on each day that the NYSE is open for trading. The NYSE annually announces the days on which it will not be open for trading; the most recent announcement indicates that it will not be open on the following days: New Year's Day, President's Day, Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, the NYSE may close on days not included in that announcement.


              DIVIDENDS, CAPITAL GAIN DISTRIBUTIONS AND TAXES

The Fund intends to qualify and to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If it so qualifies, the Fund will not be subject to Federal income tax on its net investment income and net short-term capital gain, if any, realized during any fiscal year to the extent that it distributes such income and gain to its shareholders. If for any taxable year the Fund does not qualify for the special tax treatment afforded regulated investment companies, all of its taxable income, including any net capital gains, would be subject to tax at regular corporate rates (without any deduction for distributions to shareholders).

To qualify under Subchapter M for tax treatment as a regulated investment company, the Fund must, among other things: (a) distribute to its shareholders at least the sum of (i) 90% of its net investment income and
(ii) 90% of its net tax-exempt income and (b) diversify its holdings so that, at the end of each fiscal quarter of the Fund (i) at least 50% of the market value of the Fund's assets is represented by cash, cash items, U.S. government securities and securities of other regulated investment companies, and other securities, with these other securities limited, with respect to any one issuer, to an amount not greater in value than 5% of the Fund's total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the market value of the Fund's assets is invested in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies). In meeting these requirements of Subchapter M of the Code, the Fund may be restricted in the utilization of certain of the investment techniques described above and in the prospectus.

The Fund will either distribute or retain for reinvestment all or part of any net long-term capital gain. If any such net capital gain is retained, the Fund will be subject to a tax of 35% of such amount. In that event, the Fund expects to designate the retained amount as undistributed capital gains in a notice to its shareholders, each of whom (1) will be required to include in income for tax purposes, as long-term capital gains, its share of such undistributed amount, (2) will be entitled to credit its proportionate share of the tax paid by the Fund against its Federal income tax liability and to claim refunds to the extent the credit exceeds such liability, and (3) will increase its basis in its shares of such Fund by an amount equal to 65% of the amount of the undistributed capital gains included in such shareholder's gross income. A distribution by the Fund will be treated as paid during any calendar year if it is declared by the Fund in October, November or December of that year, payable to shareholders of record on a date during such month and paid by the Fund during January of the following year. Any such distribution paid during January of the following year will be deemed to be received on December 31 of the year the distribution is declared, rather than when the distribution is received.

Under the Code, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a 4% excise tax. To avoid the tax, the Fund must distribute during each calendar year, an amount equal to at least the sum of (1) 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) 98% of its capital gains in excess of its capital losses for the twelve-month period ending on October 31 of the calendar year (unless an election is made by the Fund with a November or December year end to use the Fund's fiscal year), and (3) all ordinary income and net capital gains for previous years that were not previously distributed.

The Fund may invest in non-U.S. corporations that could be classified as "passive foreign investment companies" as defined for Federal income tax purposes. For Federal income tax purposes, such an investment may, among other things, cause the Fund to recognize income or gain without a corresponding receipt of cash, to incur an interest charge on taxable income that is deemed to have been deferred and/or to recognize ordinary income that would otherwise have been treated as capital gain. Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. Shareholders of the Fund may be entitled to claim U.S. foreign tax credits with respect to such taxes, subject to certain provisions and limitations contained in the Code. If more than 50% of the value of the Fund's total assets at the close of its taxable year consists of stock or securities of foreign corporations and such Fund meets certain withholding period requirements, the Fund will be eligible to file, and may file, an election with the IRS pursuant to which shareholders of the Fund will be required (i) to include their respective pro rata portions of such taxes in their U.S. Federal income tax returns as gross income and
(ii) to treat such respective pro rata portions as taxes paid by them. Each shareholder will be entitled, subject to certain limitations, either to deduct its pro rata portion of such foreign taxes in computing its taxable income or to credit them against its U.S. Federal income taxes. No deduction for such foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder of the Fund that may be eligible to file the election described in this paragraph will be notified annually whether the foreign taxes paid by the Fund will "pass through" for that year and, if so, such notification will designate (i) the shareholder's portion of the foreign taxes paid to each country and (ii) the portion of dividends that represent income derived from sources within each country. The amount of foreign taxes for which a shareholder may claim a credit in any year will be subject to an overall limitation such that the credit may not exceed the shareholder's U.S. Federal income tax attributable to the shareholder's foreign source taxable income. This limitation generally applies separately to certain specific categories of foreign source income including "passive income," which includes dividends and interests. Because the application of the foregoing rules depends on the particular circumstances of each shareholder, shareholders are advised to consult their tax advisers.

When the Fund sells foreign securities or receives foreign income with respect to such securities it may realize foreign currency gain or loss, which is normally treated as ordinary income or loss. Such income or loss may, for example, change the character of part of the income received with respect to foreign securities and it may increase or decrease (or possibly eliminate) the Fund's income available for distribution.

The Federal income tax treatment of the various high yield debt securities and other debt instruments (collectively, "Instruments" and individually, an "Instrument") to be acquired by the Fund will depend, in part, on the nature of those Instruments and the application of various tax rules. The Fund may derive interest income through the accrual of stated interest payments or through the application of the original issue discount rules, the market discount rules or other similar provisions. The Fund may be required to accrue original issue discount income, and in certain circumstances the Fund may be required to accrue stated interest even though no concurrent cash payments will be received. Moreover, it is the position of the IRS that a holder of a debt instrument subject to the original issue discount rules is required to recognize interest income regardless of the financial condition of the obligor, even where there is no reasonable expectancy that the Instrument will be redeemed according to its terms. If the Fund acquires an Instrument at a discount and the terms of that Instrument are subsequently modified, the Fund could be required to recognize gain at the time of the modification even though no cash payments will have been received at that time. The market discount rules, as well as certain other provisions, may require that a portion of any gain recognized on the sale, redemption or other disposition of an Instrument be treated as ordinary income as opposed to capital gain. Also, under the market discount rules, if a Fund were to receive a partial payment on an Instrument, the Fund could be required to recognize ordinary income at the time of the partial payment, even though the Instrument may ultimately be settled at an overall loss. As a result of these and other rules, the Fund may be required to recognize taxable income that it would be required to distribute, even though the underlying Instruments have not made concurrent cash distributions to the Fund.

The body of law governing these Instruments is complex and not well developed. Thus the Fund and its Advisers may be required to interpret various provisions of the Internal Revenue Code and Regulations and take certain positions on the Trustee's tax returns, in situations where the law is somewhat uncertain.


                             SHARE INFORMATION

All shares of the Fund have one vote and when duly issued will be fully paid and non-assessable. Shares have no preemptive, subscription or conversion rights and are freely transferable. The Trustees are authorized to re-classify and issue any unissued shares to any number of additional series without shareholder approval. Accordingly, the Trustees in the future, for reasons such as the desire to establish one or more additional funds with different objectives, policies, risk considerations or restrictions, may create additional series or classes of shares. Any issuance of shares of such additional series would be governed by the Investment Company Act of 1940, as amended, and the laws of the State of Delaware.

Shares of the Fund have equal noncumulative voting rights which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees if they choose to do so, and, in such event, the holders of the remaining less than 50% of the shares voting for the election of Trustees will not be able to elect any person or persons to the Board of Trustees. The Shares of each Fund also have equal rights with respect to dividends, assets and liquidation of that Fund and are subject to any preferences, rights or privileges of any classes of shares of that Fund. The Trust is not required to and has no current intention of holding annual shareholder meetings, although special meetings may be called for purposes requiring shareholder approval, such as changing fundamental investment policies or upon the written request of 10% of the shares of the Fund to replace its Trustees.


                          PERFORMANCE INFORMATION

Performance information for the Fund may appear in advertisements, sales literature, or reports to shareholders or prospective shareholders. Performance information in advertisements and sales literature may be expressed as "average annual return" and "total return."

The Fund's average annual return quotation is computed in accordance with a standardized method prescribed by rules of the SEC. The average annual return for a specific period is found by first taking a hypothetical $1,000 investment ("initial investment") in the Fund's shares on the first day of the period and computing the redeemable value of that investment at the end of the period. The redeemable value is then divided by the initial investment, and this quotient is taken to the Nth root (N representing the number of years in the period) and 1 is then subtracted from the result, which is then expressed as a percentage. The calculation assumes that all income and capital gains dividends paid by the Fund have been reinvested at net asset value on the reinvestment dates during the period.

Calculation of the Fund's total return is subject to a standardized formula. Total return performance for a specific period is calculated by taking an initial investment in the Fund's shares on the first day of the period and computing the redeemable value of that investment at the end of the period. The total return percentage is then determined by subtracting the initial investment from the redeemable value and dividing the remainder by the initial investment and expressing the result as a percentage. The calculation assumes that all income and capital gains dividends by the Fund have been reinvested at net asset value on the reinvestment dates during the period. Total return may also be shown as the increased dollar value of the hypothetical investment over the period.

The Fund's yield is computed in accordance with a standardized method prescribed by rules of the SEC. The Fund's yield is computed by dividing the net investment income per share earned during the specified one month or 30-day period by the net asset value per share on the last day of the period, according to the following formula:

YIELD = 2[a-b + 1] 6 - 1
          ---   -
         [cd     ]
Where:
a = dividends and interest earned during the period.
b = expenses accrued for the period (net of reimbursements).
c = the average daily number of shares outstanding during the period that were entitled to receive dividends.
d = the maximum offering price per share on the last day of the period.


                            FINANCIAL STATEMENTS

The Fund will issue unaudited semi-annual and audited annual financial statements when available.

                                 Appendix

                   Description of Corporate Bond Ratings

                      Standard & Poor's Ratings Group

The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform any audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

II.      Nature and provisions of the obligation.

III. Protection afforded by, and relative position of the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

         AAA - Debt rated "AAA" has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

         AA - Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

         A - Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

         BBB - Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

         BB, B, CCC, CC, C - Debt rated "BB", "B", "CCC", "CC", and "C" is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. "BB" indicates the lowest degree of speculation and "C" the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

         BB - Debt rated "BB" has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The "BB" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BBB" rating.

         B - Debt rated "B" has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The "B" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BB" or "BB-" rating.

         CCC - Debt rated "CCC" has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The "CCC" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "B" or "B-" rating.

         CC - The rating "CC" is typically applied to debt subordinated to senior debt that is assigned an actual or implied "CCC" rating.

         C - The rating "C" is typically applied to debt subordinated to senior debt which is assigned an actual or implied "CCC-" debt rating. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

         C1 - The rating "C1" is reserved for income bonds on which no interest is being paid.

         D - Debt rated "D" is in payment default. The "D" rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

Plus (+) or Minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major categories.

MOODY'S INVESTORS SERVICE, INC.

         Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, fluctuation of protective elements may be of greater amplitude, or there may be other elements present which make the long-term risk appear somewhat greater than the Aaa securities.

         A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

         Baa - Bonds which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         Ba - Bonds which are rated Ba are judged to have speculative elements: their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

         B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

         Caa - Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

         Ca - Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

         C - Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing. Moody's applies numerical modifiers: 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking, and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.



                             BOARD OF TRUSTEES

                               David M. Barse
                              Phyllis W. Beck
                               Lucinda Franks
                              Gerald Hellerman
                                Marvin Moser
                              Donald Rappaport
                             Myron M. Sheinfeld
                               Martin Shubik
                             Charles C. Walden
                              Barbara Whitman
                             Martin J. Whitman

                                  OFFICERS

                             Martin J. Whitman
                     Chairman, Chief Executive Officer

                               David M. Barse
                     President, Chief Operating Officer

                               Michael Carney
                     Chief Financial Officer, Treasurer

                      Kerri Weltz, Assistant Treasurer

                 W. James Hall, General Counsel, Secretary

                          Julie Smith, Controller

                             INVESTMENT ADVISER

                            EQSF Advisers, Inc.
                              767 Third Avenue
                          New York, NY 10017-2023

                                DISTRIBUTOR

                             M.J. Whitman, Inc.
                              767 Third Avenue
                          New York, NY 10017-2023

                               TRANSFER AGENT

                                 PFPC, Inc.
                            211 South Gulph Road
                               P.O. Box 61503
                         King of Prussia, PA 19406
                               (610) 239-4600
                         (800) 443-1021 (toll-free)

                                 CUSTODIAN

                          Custodial Trust Company
                            101 Carnegie Center
                          Princeton, NJ 08540-6231

                              767 THIRD AVENUE
                             NEW YORK, NY 10017
                            Phone (212) 888-5222
                          Toll Free (800) 443-1021
                          www.thirdavenuefunds.com



PART C  - OTHER INFORMATION

ITEM 23.      EXHIBITS

              Exhibits filed pursuant to Form N-1A:

         (a) Trust Instrument and Certificate of Trust are incorporated by reference to Exhibit No. (1) of Registration Statement No. 333-20891 filed on January 31, 1997.

         (b) By-Laws are incorporated by reference to Exhibit No. (2) of Registration Statement No. 333-20891 filed on January 31, 1997.

         (c) Reference is made to Article II of the Trust's Trust Instrument and Articles IV and V of the Trust's By-Laws.

         (d) Investment Advisory Contracts for THIRD AVENUE VALUE FUND, THIRD AVENUE SMALL-CAP VALUE FUND, and THIRD AVENUE REAL ESTATE VALUE FUND are incorporated by reference to Exhibit No. 1 to Registration Statement No. 333-20891 filed January 29, 2001. Investment Advisory Contract for the THIRD AVENUE INTERNATIONAL VALUE FUND is filed herewith.

         (e) Distribution Agreements for THIRD AVENUE VALUE FUND and THIRD AVENUE SMALL-CAP VALUE FUND are incorporated by reference to Exhibit No. (6) of Pre-Effective Amendment No. 1 to the Registration Statement No. 333-20891 filed March 25, 1997. Distribution Agreement for the THIRD AVENUE REAL ESTATE VALUE FUND is incorporated by reference to Exhibit No. (6) of Post-Effective Amendment No. 5 to the Registration Statement
              No. 333-20891 filed September 11, 1998. Distribution
              Agreement for the THIRD AVENUE INTERNATIONAL VALUE FUND is filed herewith.

         (g) Custody Agreement between Third Avenue Trust on behalf of THIRD AVENUE SMALL-CAP VALUE FUND and Custodial Trust Company is incorporated by reference to Exhibit No. (8)(b) of Pre-Effective Amendment No. 1 to the Registration Statement No. 333-20891 filed March 25, 1997.

              Amendment to Custody Agreement to include THIRD AVENUE REAL ESTATE VALUE FUND is incorporated by reference to Exhibit No.
              (8)(b) of Post-Effective Amendment No. 5 to the Registration Statement No. 333-20891 filed September 11, 1998.

              Amendment to Custody Agreement to include THIRD AVENUE VALUE FUND is incorporated by reference to Exhibit (g) of Post-Effective Amendment No. 8 to the Registration Statement No. 333-20891 filed February 26, 1999.

              Amendment to the Custody Agreement to include THIRD AVENUE INTERNATIONAL VALUE FUND is filed herewith.

         (h) Services Agreement between Third Avenue Trust and First Data Investor Services Group, Inc. (PFPC, Inc.) is incorporated by reference to Exhibit No. (1) of Post-Effective Amendment No. 9 to the Registration Statement No. 333-20891 filed December 30, 1999. Amendment to the Services Agreement to include THIRD AVENUE INTERNATIONAL VALUE FUND is filed herewith. Administration Agreement between Third Avenue Trust and EQSF Advisers, Inc. is incorporated by reference to Exhibit No.
              (2) of Post-Effective Amendment No. 9 to the Registration Statement No. 333-20891 filed December 30, 1999. Amendment to the Administration Agreement to include THIRD AVENUE INTERNATIONAL VALUE FUND is filed herewith. Sub-Administration Agreement between EQSF Advisers, Inc. and First Data Investor Services Group (PFPC, Inc.), Inc. is incorporated by reference to Exhibit No. (3) of Post-Effective Amendment No. 9 to the Registration Statement No. 333-20891 filed December 30, 1999. Amendment to the Sub-Administration Agreement to include THIRD AVENUE INTERNATIONAL VALUE FUND is filed herewith.

         (i) Opinion and Consent of Counsel regarding the legality of the securities being issued is incorporated by reference to Exhibit (i) of Post-Effective Amendment No. 12 to the Registration Statement No. 333-20891 filed February 26, 1999.

      (j)(1)  Consent of Independent Auditors is filed herewith.

         (n)  Financial Data Schedule is no longer a requirement of this filing.

      (o)(2) Trust and Investment Adviser Code of Ethics is incorporated by reference to Exhibit (o) of Post-Effective Amendment No. 13 to the Registration Statement No. 333-20891 filed on February 28, 2001.

         (p) Trustee's Power of Attorney are incorporated by reference to Exhibit No. (19) of Registration
              Statement No. 333-20891 filed on January 31, 1997.


Item 24. Persons Controlled By or Under Common Control with Registrant. Not Applicable.

Item 25.      Indemnification.

              Reference is made to Article X of the Registrant's Trust
              Instrument.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust's Trust Instrument, its By-Laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Item 26.      Business and other connections of investment adviser.

              EQSF Advisers, Inc., 767 Third Avenue, New York, New York 10017-2023 provides investment advisory services to investment companies and as of January 25, 2001 had approximately $2,640 million in assets under management.

              For information as to any other business, vocation or employment of a substantial nature in which each Director or officer of the Registrant's investment adviser has been engaged for his own account or in the capacity of Director, officer, employee, partner or trustee, reference is made to Form ADV (File #801-27792) filed by it under the Investment Advisers Act of 1940.

Item 27.      Principal underwriters.

              (a) Not Applicable.

              (b) Not Applicable.

              (c) Not Applicable.

Item 28.      Location of accounts and records.

All records described in Section 31 (a) of the Investment Company Act of 1940, as amended and Rules 17 CFR 270.31a-1 to 31a-31 promulgated thereunder, are maintained by the Trust's Investment Adviser, EQSF Advisers, Inc. 767 Third Avenue, NY, NY 10017-2023, except for those records maintained by the Trust's Custodian, Custodial Trust Company, 101 Carnegie Center, Princeton, NJ 08540-6231, and the Trust's Shareholder Service and Fund Accounting and Pricing Agent, PFPC, Inc., 3200 Horizon Drive, P.O. Box 61503, King of Prussia, PA 19406-0903.

Item 29.      Management services.
              None.

Item 30.      Undertakings.
              Not applicable



                                 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 14 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York on the 10th day of October, 2001.


                                            THIRD AVENUE TRUST
                                            Registrant


                                            /s/ Martin J. Whitman
                                                -----------------------
                                                Martin J. Whitman, Chairman

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 15 to the Registration Statement of Third Avenue Trust has been signed below by the following persons in the capacities and on the date indicated.

Signature                   Capacity                 Date
---------                   --------                 ----
          *                 Trustee                  October 10, 2001
-------------------------

Martin J. Whitman

/s/ Michael Carney          Chief Financial Officer  October 10, 2001
-------------------------
Michael Carney

         *                  Trustee                  October 10, 2001
-------------------------
Phyllis W. Beck

         *                  Trustee                  October 10, 2001
-------------------------
Martin Shubik

         *                  Trustee                  October 10, 2001
-------------------------
Myron M. Sheinfeld

         *                  Trustee                  October 10, 2001
-------------------------
Gerald Hellerman

         *                  Trustee                  October 10, 2001
-------------------------
Charles C. Walden

         *                  Trustee                  October 10, 2001
-------------------------
Marvin Moser

                            Trustee                  October 10, 2001
-------------------------
Barbara Whitman

                            Trustee                  October 10, 2001
-------------------------
Lucinda Franks

         *                  Trustee                  October 10, 2001
-------------------------
Donald Rappaport

*/s/ Martin J. Whitman
     -----------------
     Martin J. Whitman
     Attorney-in-fact



                               EXHIBIT INDEX

Exhibit           Description

99.(d)            Form of Investment Advisory Contract

99.(e)            Form of Distribution Agreement

99.(g)            Form of Amendment to the Custody Agreement

99.(h)(1)         Form of Amendment to the Services Agreement

99. (h)(2)        Amendment to the Administration Agreement

99.(h)(3)         Form of Amendment to the Sub-Administration Agreement

99.(j)(l)         Consent of Independent Auditors.


--------
1 As used in this Statement of Additional Information as to any matter requiring shareholder approval, the phrase "majority of the outstanding securities" means the vote at a meeting of (i) 67% or more of the shares present or represented, if the holders of more than 50% of the outstanding voting securities are present in person or represented by proxy, or (ii) more than 50% of the outstanding voting securities, whichever less.